As filed with the Securities and Exchange Commission on May 14, 2004
Registration Statement No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JILL KELLY PRODUCTIONS HOLDING, INC.
(Name of small business issuer in its charter)

Nevada (State or Other Jurisdiction of Incorporation or Organization)	7812 (Primary Standard Industrial Classification Code Number)	91-1944323 (I.R.S. Employer Identification No.)

8923 Sunset Blvd.
West Hollywood, CA 90069
(310) 360-7900
(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

Robert A. Friedland, Chief Executive Officer
Jill Kelly Productions Holding, Inc.
8923 Sunset Blvd.
West Hollywood, CA 90069
(310) 360-7900
(Name, Address and Telephone Number of Agent for Service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:
Barry J. Siegel, Esq.
Klehr, Harrison, Harvey, Branzburg & Ellers LLP
260 South Broad Street
Philadelphia, PA 19102
(215) 568-6060

     Approximate date of proposed sale to the public: From time to time after the effective date of the registration statement until such time as all of the shares of common stock registered hereunder have been sold.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

			Proposed
			Maximum	Proposed
Title of Each Class	Amount to be		Offering Price	Maximum Aggregate	Amount of
of Securities Being Registered	Registered		Per Share(1)	Offering Price (1)	Registration Fee
Shares of Common Stock	29,266,380	(2)(3)	$1.15	$33,656,337	$4,264.26

Total	29,266,380		$1.15	$33,656,337	$4,264.26

Amount Due					$4,264.26

     The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

1 Estimated solely for the purpose of calculating the registration fee. The Proposed Maximum Aggregate Offering Price was calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the bid and ask prices of May 11, 2004 as reported by www.pinksheets.com.

2 Includes 20,820,000 shares issued or issuable upon the conversion of 52,050 shares of our Series A Preferred Stock, 6,180 shares that we issued as payment for dividends on shares of our Series A Preferred Stock that have been converted and 3,241,380 shares that we may issue in the future as payment for dividends on our Series A Preferred Stock. Each share of our Series A Preferred Stock has a stated value of $100 when issued and accumulates a dividend at 8% per annum and may be converted into shares of our common stock at a price of $.25 per share.

3 Includes 5,205,000 shares underlying 5,205,000 common stock purchase warrants. Each warrant is exercisable for the purchase of one share of our common stock at any time before the fifth anniversary of the date of issuance at a price of $.25 per share.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED                    , 2004.

PROSPECTUS

Jill Kelly Productions Holding, Inc.

29,266,380 Shares of Common Stock

     An aggregate of 29,266,380 shares of common stock of Jill Kelly Productions Holding, Inc. covered by this prospectus are being offered and sold from time to time by certain of our stockholders hereinafter referred to as the selling stockholders. All of these shares are being registered for resale only. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. 5,205,000 of the shares of our common stock which we are registering by this prospectus, however, are issuable upon exercise of common stock purchase warrants. If all of the warrants are exercised, we will receive gross proceeds of $1,301,250 from the holders of the warrants. The shares of our common stock which we are registering by this prospectus will be offered for sale by the selling stockholders, from time to time, at prevailing market prices or in negotiated transactions.

     Our common stock is not traded on any market and, although we intend to initiate steps to include our common stock for quotation on the Over-the-Counter Bulletin Board, we may not be successful in such efforts and our stock may never trade in any market.

     We are obligated to register a total of 29,266,380 shares of our common stock standing in the name of the selling stockholders pursuant to the terms of subscription agreements between the selling stockholders and us.

     The selling stockholders may be deemed underwriters within the meaning of the Securities Act of 1933 in connection with such sales.

     These securities are speculative and involve a high degree of risk. For a discussion of certain important factors that should be considered by prospective investors, see “Risk Factors” beginning on page 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is                    , 2004

Page
Summary	3
Risk Factors	8
Note Regarding Forward-Looking Statements	19
Management’s Discussion and Analysis of Financial Condition or Plan of Operations	20
Description of Business	28
Legal Proceedings	34
Directors, Executive Officers, Promoters and Control Persons	35
Executive Compensation	36
Security Ownership of Certain Beneficial Owners and Management	37
Selling Holders	41
Plan of Distribution	44
Use of Proceeds	46
Certain Relationships and Related Transactions	47
Description of Securities	48
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	52
Market for Common Equity	53
Experts	54
Legal Matters	55
Where You Can Find More Information	55
Index to Financial Statements	F1
STOCK PURCHASE AGREEMENT AMONG TURF HOLDING
AGREEMENT & PLAN OF MERGER DATED AUGUST 8, 2003
AMENDED & RESTATED ARTICLES OF INCORPORATION
BY-LAWS
SPECIMEN CERTIFICATE OF COMMON STOCK
FORM OF WARRANT
PROMISSORY NOTE FOR $778,414.05
KORETSKY SETTLEMENT AGREEMENT
LONG SETTLEMENT AGREEMENT
BAXTER SETTLEMENT AGREEMENT
FRIEDLAND SETTLEMENT AGREEMENT
PATTERSON SETTLEMENT AGREEMENT
LONDON SETTLEMENT AGREEMENT
SLIPYAN SETTLEMENT AGREEMENT
JOHNSON SETTLEMENT AGREEMENT
FORM OF SUBSCRIPTION AGREEMENT
CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT
SERIES B REGISTRATION RIGHTS AGREEMENT
SIDE LETTER DATED 3/5/04 ARMADILLO,JUBILEE
SIDE LETTER DATED 4/20/04 ARMADILLO,JUBILEE
CORPORATE BUILDERS CONSULTING AGREEMENT
FACTORING AGREEMENT
GLOBAL LICENSING AGREEMENT
LIST OF SUBSIDIARIES
CONSENT OF SHERB & CO
CONSENT OF KLEHR,HARRISON,HARVEY,BRANZBURG,ELLERS

SUMMARY

     This summary highlights important information included in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the section titled “Risk Factors” beginning on page 8.

     Business

     Our company, Jill Kelly Productions Holding, Inc., through its wholly owned operating subsidiary Jill Kelly Productions, Inc., is a producer and distributor of high quality adult movies. With the help of third parties, we process our movies for distribution into popular media formats such as digital versatile disks, commonly known as “DVDs,” videotapes and electronic formats. We, through our wholly owned subsidiary J.K. Distribution, Inc., distribute our movies through a network consisting of:

•	independent distributors;

•	retailers;

•	cable, satellite and hotel television operators; and

•	Internet webpage operators.

     Our offices are located at 8923 Sunset Blvd., West Hollywood, CA 90069. Our telephone number is (310) 360-7900.

The Offering

Shares offered by the selling stockholders	29,266,380

Common stock outstanding	25,156,180

Use of proceeds	The selling stockholders will receive the net proceeds from the sale of the shares offered by this prospectus. We will receive none of the proceeds from the sale of shares offered by this prospectus. 5,205,000 of the shares of our common stock which we are registering by this prospectus, however, are issuable upon exercise of common stock purchase warrants. If all of the warrants are exercised, we will receive gross proceeds of $1,301,250 from the holders of the warrants. We will use any proceeds from the exercise of common stock purchase warrants for working capital purposes.

Description of Selling Stockholders

     In this prospectus we are registering the resale of up to 29,266,380 shares of our common stock by 42 of our stockholders that purchased shares of our Series A Preferred Stock. These selling stockholders will acquire the shares of our common stock that they are offering for resale by this prospectus upon conversion of their shares of our Series A Preferred Stock and upon exercise of common stock purchase warrants. Each share of our Series A Preferred Stock is convertible into 400 shares of our common stock. We sold these selling stockholders in a series of transactions during the period from July 30, 2003 to February 25, 2004 units consisting of one share of our Series A Preferred Stock and warrants to purchase 100 shares of our common stock. We received gross proceeds of $100 per unit in each of these offerings. In these transactions, we sold the following number of shares of our Series A Preferred Stock and issued warrants to the following individuals and entities:

Selling Stockholder	Series A Preferred	Warrants	Consideration
Robert Hollis	4,000	400,000	$400,000
Stanley Katz	500	50,000	50,000
John Stewart	125	12,500	12,500
Azriel Nagar and Sheila Nagar	500	50,000	50,000
Julian Herkowitz	500	50,000	50,000
AMJ Corp	850	85,000	85,000
Kings Against 3, LLC	5,500	550,000	550,000
Eugene J. Friedman	625	62,500	62,500
JKL Capital LP	1,000	100,000	100,000
Rosemary Friedman	500	50,000	50,000
Bernard Brown	500	50,000	50,000
R. Brooke Hollis	500	50,000	50,000
Emiko Ishioka	1,250	125,000	125,000
Morton Berman	500	50,000	50,000
Azriel Nagar	750	75,000	75,000
Jack Luchese	1,500	150,000	150,000
David A. Hoines, P.A Pension Plan	500	50,000	50,000
Jerome Bresson	250	25,000	25,000
John Stewart	125	12,500	12,500

Selling Stockholder	Series A Preferred	Warrants	Consideration
Mark Friedman	125	12,500	12,500
Mathew Smith	2,000	200,000	200,000
Daniel R. Ice	1,000	100,000	100,000
Charles Potter	125	12,500	12,500
Morris Silver	500	50,000	50,000
Gewinner W. Garrison	500	50,000	50,000
Maximum Ventures, Inc.	6,000	475,000	475,000
Corporate Builders, L.P. (1)	—	125,000	125,000
James L. Long	1,200	120,000	120,000
Robert A. Friedland Trust	12,500	1,250,000	1,250,000
William O. Baxter	1,000	100,000	100,000
Ronald V. Patterson	1,000	100,000	100,000
Michael Slipyan	250	25,000	25,000
Michael Koretsky	2,500	250,000	250,000
Joseph London	1,000	100,000	100,000
Kate Edelman Johnson	225	22,500	22,500
Beryl Weiner	150	15,000	15,000
David Boschart	1,000	100,000	100,000
Alexander R. Ice	250	25,000	25,000
Charles R. Whalen	250	25,000	25,000
Mitchell J. Birzon and Kathleen W. Birzon	250	25,000	25,000
Grace K. Walls	125	12,500	12,500
Victor I. Polakoff	125	12,500	12,500

TOTAL	52,050	5,205,000	$5,205,000

     (1) Corporate Builders, L.P. acquired a warrant to purchase 125,000 shares of our common stock from Maximum Ventures, Inc. This warrant was originally issuable to Maximum Ventures,

Inc. in connection with its purchase of shares of our Series A Preferred Stock.

     Our Series A Preferred Stock accrues dividends at the rate of 8% per annum. These dividends are payable in cash, or, at our option, in shares of our common stock valued at the lesser of (i) $0.25 or (ii) the market price per share. This prospectus covers 3,241,380 shares of our common stock which represents the number of shares of our common stock that will be issued in payment of two years of accrued and future dividends on the outstanding shares of our Series A Preferred Stock assuming that:

•	each share of our Series A Preferred Stock remains issued and outstanding for two years;

•	we elect to pay all of the dividends in shares of our common stock; and

•	the shares of our common stock that we issue as dividends are valued at $0.25 per share.

     For purposes of the disclosures in this prospectus, these shares that we are registering for resale have been allocated among the holders of our Series A Preferred Stock based on the dividends that they will receive if they hold their shares of Series A Preferred Stock that they currently own for two years. These shares may or may not actually be issued depending on whether or not we are required to pay these dividends or if we elect to pay them in cash.

     This prospectus also covers 6,180 shares of our common stock that we issued as payment for accrued dividends on 1,500 shares of our Series A Preferred Stock that were converted into shares of our common stock on January 20, 2004.

RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference in this prospectus, before making an investment decision. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

     Some statements in this prospectus, including some of the following risk factors, are forward-looking statements. Please refer to the section in this prospectus entitled “Note Regarding Forward-Looking Statements.”

Risks Concerning Our Business

We have a very limited operating history upon which you may evaluate an investment in our company.

     We only have a brief operating history. As a result, we have only a limited operating history upon which an investor can base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, such as operating loses, limited access to capital and issues relating to management of growth. We may not be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our business, financial condition and operating results.

We have had a history of losses and expect continued losses in the foreseeable future.

     For the year ended December 31, 2003, we experienced a net loss to common stockholders of $9,235,883. As of December 31, 2003, our accumulated deficit was $10,454,926. We expect to continue to incur losses for the foreseeable future and, if we ever have profits, we may not be able to sustain them. Our expenses will increase as we continue to develop our business. For example, we expect in the near future to rent an additional facility for our operations. We also expect to purchase various production and post-production equipment, such as movie cameras and editing equipment, in order to reduce the amount of production and post-production work on our movies that we outsource to third parties. If any of these and other expenses are not accompanied by increased revenues, then our losses will be greater than we anticipate.

Increased government regulation in the United States or abroad could limit our ability to distribute our movies and expand our business.

     New laws or regulations relating to obscenity or the Internet, or more aggressive application of existing laws, could prevent us from making our movies available in various jurisdictions or otherwise have a material adverse effect on our business, financial condition and operating results. These laws or regulations could relate to liability for information retrieved from or transmitted over the Internet, taxation, user privacy and other matters relating to our movies. For example, the United States government has recently enacted laws regarding website privacy, copyrights and taxation. Moreover, the application to the Internet of other existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, employment and personal privacy are uncertain and developing.

     Cable system operators could also become subject to new governmental regulations that could further restrict their ability to broadcast our movies. If new regulations make it more difficult for cable operators to broadcast our movies, our operating performance would be adversely affected. For a more complete discussion of current and pending government regulation affecting our business, see “Government Approval and Regulation.”

Our movies and related products depict sexually explicit scenes that can create negative publicity, lawsuits and boycotts.

     We are engaged in the business of producing and distributing adult-oriented, sexually explicit movies and related products worldwide. Many people regard our primary business as unwholesome. Various national and local governments, along with religious and children’s advocacy groups, consistently propose and enact legislation to restrict the distribution of, access to, and content of such adult entertainment. These groups also often file lawsuits against producers and distributors of adult entertainment products, encourage boycotts against such producers and distributors and mount negative publicity campaigns.

     The distribution of our movies over the Internet by our independent distributors may also subject us to obscenity or other legal claims by third parties. We may also be subject to claims based upon the content that is available on the websites maintained by our distributors that offer our movies for sale through links to other sites and in jurisdictions in which we have not previously distributed our movies. Implementing measures to reduce our exposure to these liabilities may require our distributors that utilize the Internet to sell our movies to take steps that would substantially limit the attractiveness of their websites and/or their availability in various geographic areas, which could negatively impact their ability to generate revenue. If our distributors are unable to sell our movies, they will purchase fewer movies from us.

Our future capital requirements and needs for additional financing are uncertain.

     The unavailability of funds or the inability to obtain funds on favorable terms could have a material adverse effect on our financial condition, results of operations and our ability to expand our operations. We believe that current and future available capital resources, including cash flow from operations, will be adequate to fund our working capital requirements based upon our present level of operations for the 12 month period following the date of this prospectus.

     Future events, however, may cause us to seek additional capital sooner than we anticipated. For example, we intend to expand our business activities in the next 12 months. This expansion may require additional sources of funding. If additional capital resources are required, these funds may not be available on favorable terms to us or at all.

Failure to maintain our relationships with our distributors, retailers and licensees could adversely affect our business, financial condition or result of operation.

     If a significant number of our distributors and retailers do not purchase or license our movies, our business, financial condition and operating results would be negatively affected. We distribute our movies in the United States through various distributors and retailers. We do not have formal distribution agreements with these distributors and retailers. Outside of the United States, we license distribution rights for our movies to various foreign distributors. We depend on these distributors and retailers to purchase or license our movies on favorable terms to us.

If we are unable to compete effectively with other forms of adult and non-adult entertainment, we will not be able to increase revenue.

     Our ability to increase our revenues is effected by our ability to compete effectively with other forms of adult and non-adult entertainment. We face competition from other providers of adult programming, adult video rentals and sales, books and magazines aimed at adult consumers, adult-oriented telephone chat lines, adult night clubs, adult oriented Internet services and other adult-oriented leisure-time activities, provided by companies, including:

•	Playboy Enterprises, Inc.;

•	Vivid Entertainment; and

•	Video Company of America.

To a lesser extent, we also face general competition from other forms of non-adult entertainment, including sporting and cultural events, other television networks, feature films and other programming.

     Our ability to compete depends upon many factors, some of which are outside of our control. These factors include the quality and appeal of our competitors’ content, the technology utilized by our competitors, the effectiveness of their sales and marketing efforts and the attractiveness of their product offerings.

     Some of our existing competitors, as well as potential new competitors, have significantly greater name recognition and financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their product offerings. These competitors may also engage in more extensive technology research and development and adopt more aggressive pricing policies for their products and services.

Additionally, increased competition could result in price reductions, lower margins and negatively impact our financial results.

We may not be able to adjust to changing technology.

     We are engaged in businesses that have undergone technological change over the past few years. Therefore, we face risks inherent in businesses that are subject to technological advancement and changes in consumer demands. This includes the possibility that a technology in which we have invested may become obsolete, requiring us to invest in new technology. For example, we generate the majority of our revenues from sales of DVDs and videotapes of our movies. If the media format by which the majority of consumers view our movies changes, we will have to adapt to such change. Such a change in technology may cause us delays in the production of our movies. We may also have to incur substantial unanticipated costs and expenses in order to convert our existing library of movies and our new movies to such new media format.

We rely on third party subcontractors to perform services critical to our business.

     We may not have access to third party subcontractors that perform critical services for us when their services are required, and their services may not be available to us on favorable terms. We rely on third party subcontractors to perform capital intensive or technically complex services critical to our business. These services include editing, video and videotape duplication, DVD replication and other similar services. If we are unable to use these subcontractors services, we could incur unexpected expenses and experience delays in finalizing our movies.

We are subject to risks relating to laws and regulations regarding our performers.

     Our movie productions are subject to United States and foreign regulations which govern the terms and conditions under which sexually explicit media productions may occur, such as laws regarding the protection of minors. We have adopted practices and procedures intended to ensure compliance with these regulations. Although these measures are intended to protect us from liability under applicable United States and foreign laws governing sexually explicit media productions, we cannot guarantee that we will not be subject to successful legal attacks in the future.

We are subject to moratoriums and other limitations on the production of sexually explicit movies related to health concerns of our performers.

     We are from time to time subject to moratoriums on producing sexually explicit movies on account of concerns related to the transmission of HIV, the virus that causes AIDS, and other sexually transmitted diseases by adult entertainment performers. We were recently subject to such a moratorium which prevented us from filming any new adult movies for approximately thirty days. In addition, any performer who contracts HIV or certain other sexually transmitted diseases is not permitted to perform in our movies. If our performers are prohibited from producing sexually explicit movies on account of these moratoriums or if a number of our performers contract HIV or certain other sexually transmitted diseases, then we may not be able to produce a sufficient amount of movies to meet the demands of our consumers.

Unauthorized use of our intellectual property and trade secrets may affect our market share and profitability.

     We protect intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain jurisdictions. We may distribute our movies in some jurisdictions in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our movies or certain portions or applications of our movies. We will rely on a combination of copyright and trademark laws, trade secrets, software security measures, licensing agreements and non-disclosure agreements to protect our movies and to establish a competitive position in the marketplace. Other companies may independently develop or otherwise acquire similar creative materials or gain access to our intellectual property. Despite our precautions, there can be no assurance that we will be able to adequately protect our intellectual property from competitors in the future.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

     From time to time, we may receive notice that others have infringed on our proprietary rights or that we have infringed on the intellectual property rights of others. There can be no assurance that infringement or invalidity claims will not materially adversely effect our business, financial condition or results of operations. Regardless of the validity or the success of the assertion of claims, we could incur significant costs and diversion of resources in protecting or defending against claims, which could have a material adverse effect on our business, financial condition or results of operations.

Piracy, illegal duplication of DVDs and videotapes and file sharing of film products over the Internet may have a material adverse effect on our business.

     Our ability to compete depends in part on the successful protection of our intellectual property, including our movie productions. Piracy, illegal duplication and Internet peer-to-peer file sharing of film products has had an adverse effect on the entertainment industry as a whole. If new legislation aimed at protecting entertainment companies against piracy, illegal duplication and Internet peer-to-peer file sharing is not enacted and enforced, and we are unable to protect our movie productions from piracy, illegal duplication and Internet peer-to-peer file sharing, then such continued activities may have a material adverse effect on our business.

Our business may be adversely affected by the impact of free adult media content available on the Internet.

     If free adult media content on the Internet becomes more widely available, such as the recent circulation of the Paris Hilton video, then the ability of our distributors to attract consumers willing to purchase our movies may be adversely affected. Our business relies in part on the ability of our independent distributors to attract consumers willing to purchase our movies over the Internet. A decline in the number of consumers willing to purchase our movies would have a material adverse affect on our business, financial condition and operation results.

Future acquisitions could create significant risks for us.

     We intend to acquire complementary or ancillary businesses in the future. We may not be able to integrate acquired businesses into our operations or operate any such businesses on a profitable basis. Acquisitions may not result in profitable operations. In addition, acquisition opportunities may not become available, or may not be accomplished, on favorable terms. Because we may issue securities as full or partial payment for an acquisition, fluctuations in our valuation may have an adverse effect on our ability to make additional acquisitions.

We may have difficulty managing our growth.

     We expect to grow our operations in the near future. This growth may expose us to increased competition, greater operating, marketing and administrative costs and other risks associated with entry into new markets and the development of new products and services and could place a strain on our operational, human and financial resources. To manage growth effectively, we must:

•	attract and retain qualified personnel;

•	upgrade and expand our infrastructure so that it matches our level of activity; and

•	improve and refine our operating and financial systems and managerial controls and procedures.

     If we do not effectively manage our growth, then we will not be successful in executing our business plan, which could materially adversely affect our business, results of operations and financial condition.

We are dependent upon key employees.

     We believe that our success depends to a significant extent on the efforts and abilities of certain of our management personnel, in particular those of Robert A. Friedland, our chairman of the board of directors, chief executive officer and secretary, Ronald C. Stone, our chief operating officer and chief financial officer, and Adrianne D. Moore, our president and vice chairman of the board of directors. The loss of any of these persons could have a material adverse effect on our business, prospects, operating results, and financial condition. Additionally, our ability to realize our business plan could be jeopardized if any member of our senior management becomes incapable of fulfilling his or her obligations and a capable successor is not found on a timely basis. There can however be no assurance that, in such event, we will be able to locate and retain a capable successor to any member of management.

Continued imposition of tighter processing restrictions by credit card associations and acquiring banks will make it more difficult to generate revenues from sales of our movies.

     The ability of our independent distributors to accept credit cards over the Internet as a form of payment for our movies is critical to the success of our business. There are ongoing efforts by credit card associations to restrict the processing of credit cards for online adult-related content. To protect against such restrictions, our distributors must invest heavily in new technologies to protect against fraud. Unlike a merchant handling a sales transaction in a non-Internet environment, e-commerce merchants are fully responsible for all fraud perpetrated against them.

     The ability of our independent distributors to accept credit cards over the Internet as a form of payment for movies could be restricted or denied for many reasons, including:

•	if our distributors experience excessive chargebacks and/or credits;

•	if our distributors experience excessive fraud ratios;

•	if there is a breach of our distributors’ security resulting in a theft of credit card data;

•	if there is a change in policy of the acquiring banks and/or credit card associations with respect to the processing of credit card charges for adult-related content; and

•	tightening of credit card association chargeback regulations in international commerce.

     In addition, American Express has instituted a policy of not processing credit card charges for online, adult-related content. If other credit card processing companies were to implement a similar policy, this could have a material adverse effect on our business, results of operations and financial condition.

We depend upon the future growth of the Internet and the continued viability of the infrastructure supporting it.

     The ability of our independent distributors to continue to expand sales of our movies over the Internet relies on rapid technological changes in Internet-driven markets and increased use of the Internet by consumers. These technological changes may not continue and the telecommunications infrastructure supporting the Internet may not be sufficiently developed to support the adoption of new technologies.

     Our future success also depends, in part, upon the continued growth of the Internet. The current rate of growth of the Internet may not be sustained in future periods. There is some evidence that the rate of growth of Internet usage has decreased in the last year. Factors that could negatively influence the growth of the Internet in the future include:

•	the availability of an Internet infrastructure sufficient to support its growth;

•	delays in the development or adoption of new standards and protocols required to handle increased Internet activity;

•	increased governmental regulation of the Internet; and

•	piracy, particularly in new jurisdictions.

     Portions of the Internet have experienced outages due to damage to portions of the Internet’s infrastructure. If outages or delays frequently occur in the future, Internet usage, including usage of the websites that offer our movies for sale, could grow more slowly, stagnate or decline. Any actual or perceived failure of the Internet could undermine the benefits of our products and services. In particular, delays and outages could result in slower response times and adversely affect usage of the websites that offer our movies for sale.

Risks Concerning This Offering and Our Securities

A small number of stockholders own a significant portion of our common stock and control us.

     Our executive officers, directors and their affiliates currently own 17,251,000 shares of our common stock. This represents approximately 68.6% of the 25,156,180 shares our common stock presently issued and outstanding. In addition, Robert A. Friedland, our chairman of the board of directors, chief executive officer and secretary, beneficially owns 12,500 shares of our Series A Preferred Stock and a warrant exercisable for 1,250,000 shares of our common stock. If Mr. Friedland converted these shares of Series A Preferred Stock and exercised this warrant, then our officers, directors and their affiliates would own 74.8% of our issued and outstanding shares of common stock. As a result, these individuals have and will continue to have significant influence over our affairs. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company.

There is a limited public market for our common stock and unless such market is expanded you may have difficulty selling shares of our common stock.

     To date there has been only a limited and sporadic public market for our common stock. There can be no assurance that an active and more reliable public market will develop in the future or, if developed, that such market will be sustained. Purchasers of shares of our common stock may, therefore, have difficulty in reselling such shares. As a result, investors may find it impossible to liquidate their investment in us should they desire to do so.

     Our common stock is currently available for trading in the over-the-counter market and quoted on the “Pink Sheets.” We plan to initiate steps following this offering to have our common stock quoted on the Over-the-Counter Bulletin Board Trading System, or the OTCBB, pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934. We may not, however, be successful in attracting a sufficient number of broker-dealers to agree to make a market in our common stock in order to have our shares quoted on the OTCBB. Even if we are successful in having our common stock quoted on the OTCBB, similar to quotation on the “Pink Sheets,” this market tends to be highly illiquid, in part because there is no national quotation system by which potential investors can trace the market price of shares except through information received or generated by a limited number of broker-dealers that make a market in that particular stock.

     As of the date of this prospectus, our shares of common stock are not listed the NASDAQ stock market or on any national stock exchange. At the present time, we are unable to state when, if ever, we will meet the NASDAQ stock market initial listing requirements or the initial listing requirements of any other securities exchange. Unless we are able to substantially increase our net worth and market valuation, we will never be able to meet the initial listing requirements of the NASDAQ stock market. Moreover, even if we meet the initial listing requirements of the NASDAQ stock market, there can be no assurance that approval will be received or, if received, that we will meet the requirements for continued listing on the NASDAQ stock market. Further, NASDAQ reserves the right to withdraw or terminate a listing on the NASDAQ stock market at any time and for any reason in its discretion. If we are unable to obtain or to maintain a listing on the NASDAQ stock market, quotations, if any, for “bid” and “asked” prices of our common stock would be available only on the OTCBB or in the “Pink Sheets.” This can result in difficulty in selling our common stock or obtaining accurate quotations of prices for our common stock than would be the case if our common stock were listed on the NASDAQ stock market or another national securities exchange. Irrespective of whether or not our common stock is listed on the NASDAQ stock market, there can be no assurance that the public market for our common stock will become more active or liquid in the future.

It may be more difficult for holders of our common stock to resell their shares because the Penny Stock Rules apply to our common stock.

     Holders of our shares of common stock may have difficulty selling their shares because our common stock is subject to the penny stock rules. The Securities Enforcement and Penny Stock Reform Act of 1990 requires special disclosure relating to the market for penny stocks in connection with trades in any stock defined as a “penny stock.” Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less that $5.00 per share and is not listed on NASDAQ or a major stock exchange. These regulations subject all broker-dealer transactions involving such securities to the special “penny stock rules” set forth in Rule 15g-9 of the Exchange Act of 1934. It may be necessary for the selling stockholder to utilize the services of broker-dealers who are members of the NASD. The current market price of our common stock is substantially less that $5.00 per share and such stock can, at least for the foreseeable future, be expected to continue to trade in the over-the-counter market at a per share market price of substantially less than $5.00. Accordingly, any broker-dealer sales of our shares will be subject to the penny stock rules.

These rules affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our common stock to sell their shares in the secondary market.

     The penny stock rules also impose special sales practice requirements on broker-dealers who sell securities to persons other than their established customers or “accredited investors.” Among other things, the penny stock rules require that a broker-dealer make a special suitability determination respecting the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. In addition, the penny stock rules require that a broker-dealer deliver, prior to any transaction, a disclosure schedule prepared in accordance with the requirements of the Securities and Exchange Commission relating to the penny stock market. Finally, monthly statements have to be sent to any holder of such penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Accordingly, for so long as the penny stock rules are applicable to our common stock, it may be difficult to trade such stock because compliance with such rules can delay or preclude certain trading transactions. This could have an adverse effect on the liquidity and price of our common stock.

Our common stock has experienced, and is expected to experience, significant price and volume volatility, which substantially increases the risk of loss to persons owning shares of our common stock.

     Due to the limited trading market for our common stock and the volatility of our stock price, investors may not be able to sell their shares of our common stock when they desire to do so. Through the 12 months ended April 30, 2004, our stock price ranged from a high of $5.50 to a low of $.25 per share. The inability to sell shares in a rapidly declining market may substantially increase an investor’s risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

Because we are engaged in the adult entertainment business, it may be more difficult for us to raise money or attract market support for our stock.

     Some investors, investment banks, market makers, lenders and others in the investment community who oppose adult entertainment products may refuse to participate in the market for our common stock, financings or other activities due to the nature of our primary business. These refusals may negatively impact the value of our common stock and our opportunities to attract market support.

We might expand through acquisitions, which may cause dilution of our common stock and additional debt and expenses.

     Any acquisitions of other companies which we complete may result in potentially dilutive issuances of our equity securities and the incurrence of additional debt, all of which could have a material adverse effect on our business, results of operations and financial condition. We plan to seek acquisitions and joint ventures that will complement our services, broaden our consumer base and improve our operating efficiencies. Acquisitions involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of acquired companies, which could result in charges to earnings or otherwise adversely affect our operating results. There can be no assurance that acquisition or joint venture opportunities will be available, that we will have access to the capital required to finance potential acquisitions, that we will continue to acquire businesses or that any acquired businesses will be profitable.

We may issue additional shares of our capital stock that could dilute the value of existing stockholder’s shares of common stock.

     We may issue authorized and unissued shares of common stock at below current market prices or preferred stock that could dilute the earnings per share and book value of shares of our common stock owned by existing stockholders.

     In addition, our board of directors has the authority to issue up to 400,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of such stock without further stockholder approval. The rights of the holders of common stock will be subjected to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

We do not intend to pay dividends on our common stock for the foreseeable future.

     We have not paid any cash dividends, nor do we contemplate or anticipate paying any dividends upon our common stock in the foreseeable future.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. Statements other than statements of historical fact included in this prospectus regarding future events or prospects, are forward-looking statements. The words “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend,” “should” or variations of these words, as well as other statements regarding matters that are not historical fact, are indicative of or constitute forward-looking statements. We have based these forward-looking statements on our current view with respect to future events and financial performance. These views involve a number of risks and uncertainties which could cause actual results to differ materially from those we predict in our forward-looking statements and from our past performance. Although we believe that the estimates and projections reflected in our forward-looking statements are reasonable, they may prove incorrect, and our actual results may differ, as a result of the following and other uncertainties and assumptions:

•	our operating development and financial condition;

•	our expectations of growth in demand for our products and services;

•	our expansion and acquisition plans;

•	the impact of expansion on our revenue potential, cost basis and margins;

•	the effects of regulatory developments and legal proceedings with respect to our business;

•	the impact of exchange rate fluctuations; and

•	our ability to obtain additional financing.

Many of these risks are beyond our control.

As a result, you should not place undue reliance on these forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and related liabilities. On a going forward basis, we evaluate our estimates based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Overview

     We produce and distribute high quality adult movies. During 2003, we derived our revenues from:

•	the sale of our movies through independent wholesale and retail distributors in popular media formats such as DVDs, videotapes and electronic formats;

•	the licensing of our movies to cable, satellite and hotel television operators; and

•	the licensing of our movies to Internet webpage operators.

These parties then distribute our movies to consumers. We do not sell our movies directly to consumers. We produced 94 movies in 2003 and expect to produce over 100 movies in 2004. We believe that, due to our extensive library of completed adult movies and our production pipeline of new adult movies, we have achieved the critical mass and brand acceptance necessary to allow us to focus our efforts on growing our business. We plan to pursue acquisitions of companies that operate in related industries. In addition, we plan to move to a larger facility that will include a warehouse and additional office space. This move will enable us to perform our own order fulfillment operations. In addition, we plan to purchase additional production and post-production equipment. This equipment will enable us to perform the editing and post-production aspects of our movies. As we presently outsource our order fulfillment operations and most of our editing and post-production activities, we anticipate that these actions will have the long-term effect of reducing our cost of sales and increasing our gross profits.

     In order to implement our growth plan, we will need to spend cash. We intend to use cash from operations to pay for our new facility and to purchase equipment. We will use cash from our operations to fund a certain amount of the purchase price for acquisitions but anticipate needing to raise additional funds in order to fully finance any acquisitions. We are not certain that we will be able to raise these additional funds when needed to complete these acquisitions. Any delay or inability in raising these funds will cause us to delay future acquisitions.

     The adult movie industry is presently facing a production shutdown due to the increased incidence of actors and actresses being diagnosed with HIV. While this shutdown has been lifted, we have not re-commenced our movie production activities out of concern for the safety and health of our employees and contractors who perform in our movies. While we intend to commence our movie production activities shortly, we will honor any future shutdowns or moratoriums to the extent necessary to protect our employees and contractors. This is an industry-wide problem that may have an adverse effect on our operations. While we believe that the extent of our production pipeline will allow us to experience a shutdown lasting as long as six months with no material adverse effect on our operations, there can be no assurance that a shutdown of this duration will not have a material adverse effect on our operations. To the extent that we experience a production shutdown that is longer than six months, our revenues will be adversely affected causing a decrease in our earnings.

History

     We were incorporated in Nevada on November 4, 1998 under the name Carve Industries Inc. and conducted our operations as a designer, manufacturer and distributor of consumer products devoted to the extreme sports industry, including surfing, snowboarding and skateboarding. On December 2, 1998, we changed our name to CARV.com Inc. In March 1999, we merged with Pacific Trading Post, Inc., a Nevada corporation, and on April 21, 1999, we changed our name to PacificTradingPost.com, Inc. In June 2000, we merged with Carv Industries Incorporated, a Colorado corporation. In December 2000, we changed our name to San West, Inc. and in May 2001, we changed our name to Pacific Trading Post, Inc.

     In February 2002, our then president and principal shareholder, Alan Schram, entered into a Stock Purchase Agreement with Turf Holding Inc., Ming Capital Enterprises Inc. and Private Investment Company Ltd., pursuant to which such purchasers collectively paid Alan Schram $125,000 in exchange for an aggregate of 900,000 shares or approximately 91% of our common stock. Concurrently, we changed our name to IDC Technologies, Inc. and from February 2002 to August 2003 we did not conduct operations.

     In August 2003, we completed a reverse triangular merger via our acquisition subsidiary IDC Acquisition I Corp. with Jill Kelly Productions, Inc. Jill Kelly Productions, Inc. was incorporated in Delaware in July 2000 by our Chairman of the Board, Robert A. Friedland, and Adrianne D. Moore (a/k/a Jill Kelly) and engaged in the same adult movie production and distribution operations in which we engage in today. IDC Acquisition I Corp. merged with and into Jill Kelly Productions, Inc., such that as of the closing of the transaction, Jill Kelly Productions, Inc. was the surviving entity. Pursuant to this merger, we acquired 100% of the outstanding capital stock of Jill Kelly Productions, Inc. in exchange for 19,000,000 shares of our common stock that was issued to the former stockholders of Jill Kelly Productions, Inc. Jill Kelly Productions, Inc. became our wholly owned operating subsidiary, and the former stockholders of Jill Kelly Productions, Inc. owned approximately 95% of our outstanding shares of common stock. In August 2003, we changed our name to Jill Kelly Productions Holding, Inc.

     The merger with Jill Kelly Productions, Inc. was accounted for as a reverse acquisition. Although we were the legal acquirer in the merger, Jill Kelly Productions, Inc. was the accounting acquirer since its stockholders acquired a majority ownership interest in our company. Consequently, the historical financial information included in the financial statements prior to August 8, 2003 is that of Jill Kelly Productions, Inc. All significant intercompany transactions and balances have been eliminated.

Critical Accounting Policies

     Financial Reporting Release No. 60, released by the SEC, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. Presented below are those accounting policies that we believe require subjective and complex judgment that could potentially affect reported results.

     Revenue Recognition

     We recognize revenue from the sale or licensing of movies meeting all recognition requirements of Statement of Position (“SOP”) 00-2, “Accounting by Producers or Distributors of Films.” According to SOP 00-2, an entity should recognize revenue from a sale or licensing arrangement of a movie when all of the following conditions are met:

•	persuasive evidence of a sale or licensing arrangement with a customer exists;

•	the film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery;

•	the license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale;

•	the arrangement fee is fixed or determinable; and

•	collection of the arrangement fee is reasonably assured.

     If we do not meet any one of the preceding conditions, then we will defer recognizing revenue until all of the conditions are met.

     Capitalized Film Production Costs

     Costs of making motion picture films that are produced for sale to third parties are stated at the lower of cost, less accumulated amortization, or fair value. In accordance with SOP 00-2,

we expense film production costs based on the ratio of the current period gross revenues to estimated total gross revenues from all sources on an individual production basis.

     Film production costs are expensed based on the ratio of the current period’s gross revenues to estimated remaining total gross revenues from all sources on an individual production basis. Estimated remaining gross revenue from all sources for film productions includes revenue that will be earned within ten years of the date of the initial release for film productions. For acquired film libraries, remaining revenues include amounts to be earned for up to 20 years from the date of acquisition. Development costs for projects that have been determined will not go into production or have not been set for production within three years, are written-off. Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of the film. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted, if necessary. Such adjustments could have a material effect on results of operations in future periods.

     Capitalized film production costs at December 31, 2003 are $5,711,104 net of accumulated amortization of $4,076,237. Amortization expense for the years ending December 31, 2003 and 2002 was $1,736,596 and $1,359,851, respectively.

     Stock Based Compensation

     Financial Accounting Statement No. 123, Accounting for Stock Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount an employee must pay to acquire the stock. We have adopted the “disclosure only” alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Results of Operations

     Year Ended December 31, 2003 compared to the Year Ended December 31, 2002 are as follows:

	2003	2002	$ Change	% Change
Net Income (Loss)	($9,235,083)	$229,223	($9,464,306)	(4,129)%
Net Loss From Operations	(3,143,329)	420,278	(3,563,607)	(848)%
Revenues	3,908,788	3,619,905	288,883	8%
Costs of Revenue	2,242,746	1,828,823	413,923	23%
Operating Expenses	4,809,371	1,370,804	3,438,567	251%
Other Income (Expense)	(5,818,397)	(14,055)	(5,804,342)	41,297%

     The following table sets forth certain consolidated statements of income data as a percentage of net revenues for Year Ended December 31, 2003 compared to Year Ended December 31, 2002.

	2003	2002
Net Revenues	100%	100%
Cost of Revenues	57%	51%

Gross Profit	43%	49%
Operating Expenses:	123%	37%

Operating Income (Loss)	(80%)	12%

Net Loss

     We recognized interest expense of $5,754,494 on the issuance of warrants to settle various outstanding debts of ours. We also recognized $3,181,920 of stock based compensation for shares of capital stock issued to consultants as payment for fees for services. These grants were valued at the market price of our common stock at the date of issuance. Lastly, there was a charge of $274,157 on deemed and accrued preferred stock dividends. These three transactions resulted in the significant decline in net income from $229,223 for the year ended December 31, 2002 to a net loss of $9,235,883 for the year ended December 31, 2003.

     We do not expect to issue warrants or capital stock for services or debt that will result in a significant net loss during 2004. We will continue to issue stock as payment for fees for services at a valuation equal to the market price of our common stock on the date of issuance.

Revenues

     The increase in our revenues was the result of a number of factors, including:

     Sales to Distributors and Retailers

     In 2003, we increased revenues from DVD and videotape sales of our movies from 2002 to 2003 by $108,460, or 3.6% over 2002. The reason for this increase was due to an increase in the number of titles that we had available for sale.

     Internet Fees

     In 2003, we increased revenues from licensing our movies to Internet webpage operators from 2002 to 2003 by $53,801, or 48% over 2002. We believe that our revenues from licensing our movies to Internet webpage operators have increased mostly because of the increase in the Video on Demand format utilized by such operators to distribute our movies to consumers. This technology allows a consumer to download and watch one of our movies from a webpage that licenses our movies whenever the consumer desires. We anticipate that this revenue stream will continue to grow as more companies offer Video on Demand downloads and the number of homes with broadband capabilities increases. Also, as the technologies of the computers and television combine, we anticipate that the Video on Demand market will continue to grow.

     Foreign Licensing

     In 2003, we increased our revenue from licensing distribution rights to our movies to foreign distributors by $160,060, or 149% over 2002. As our movie library has expanded and our company brand becomes more established, we have increased our efforts to license our movies to foreign market. We currently license our movie to distributors in Europe, Asia, Australia and North and South America. We see the foreign market as an area of expansion for our business.

     Product Licensing and Merchandising

     In 2003, we had $21,120 in revenue from our licensing agreement for the sale of adult toys, which represented 0.5% of our total revenues for the year. This was the first year that we licensed such products. We anticipate that as our brand awareness increases, our opportunities to expand this segment of our business will also increase.

     Cable, Satellite and Television Licensing

     In 2003, we decreased our revenue from licensing our movies to cable, satellite and television station operators by $242,577, or 91% from 2002. The reason for this decrease is primarily due to the expiration in June 2002 of a licensing agreement that we had with Colorado Satellite Broadcasting. We expect to increase our revenue from cable, satellite and television licensing in 2004 by identifying and contacting potential licensees for our movies.

Costs of Revenues

     Cost of revenues are cost associated directly with the creation revenue and include inventory, and film production cost amortization. Most costs of revenue expenses remained consistent from 2002 to 2003 with the exception of film amortization. As discussed in “Critical Accounting Policies” above, the Financial Accounting Standards Board (FASB) has ruled that film production costs are amortized based on the projected income the movie will earn. We increased production from 44 movies in 2002 to 94 movies in 2003. This increase of 50 more movies in 2003 resulted in increase of amortization by $376,745, or 27% in 2003 over 2002.

     Our increase in cost of revenues resulted in part from our decision to increase the production and post-production cycles from two months to four months. The result of this is to have increased production costs with no corresponding increase in revenues. We believe that this change will result in our movies having a better production value. Also, we believe that this increase will result in us being able to more readily meet our shipping deadlines and more effectively market our movies. The increase in cost of revenues resulted in lower gross profits.

Operating Expenses

     Our operating expenses increased in 2003 due to the following:

     Stock based compensation of $3,181,920 resulted in significantly increased costs to operations.

     Our general and administrative expenses increased by $288,608, or 123%. This increase is mostly the result of increased professional fees that occurred due to the merger that we consummated on August 8, 2003 and the private placement offering of our Series A Preferred Stock.

     Our other operating expenses increased by $236,562, or 39%. This increase was the result of additional overhead expenses that we incurred to create an infrastructure able to accommodate the anticipated growth of future years.

     Our advertising expenses decreased by $28,479, or 11%. This decrease occurred due to a change in our strategy of promoting our movies with only printed material, such as magazines, to also using the Internet and other electronic media.

     Our bad debt expense decreased by $202,544, or 88%, due to an extraordinary large write-off in 2002 and better collection efforts instituted in 2003.

     We also had a significant royalty expense under our distribution agreements that in 2003 was not present in 2002. On a number of our distribution agreements with other producers, we recoup all expenses prior to repaying the producer. A number of these movies had very insignificant royalties in 2002, but significant royalties in 2003.

Liquidity and Capital Resources

	2003	2002	$ Change			% Change

Cash Flows From Operating Activities	$1,864,336	$2,214,943	$	<350,607	>	< 19%	>
Cash Flows From Investing Activities	4,118,046	3,227,201		890,845		28%
Cash Flows From Financing Activities	2,331,599	1,082,094		1,249,505		115%

     As of December 31, 2003, we had cash of $171,748 and a negative working capital of $1,572,413.

     On April 21, 2004, we sold 600,000 shares of our Series B Preferred Stock to Armadillo Investments, PLC pursuant to a Convertible Stock Purchase Agreement. In consideration of the issuance of the shares of our Series B Preferred Stock, Armadillo issued 3,191,459 shares of its ordinary shares to us. We subsequently sold all of these ordinary shares, which resulted in gross proceeds to us of $2,825,000.

     We had cash balances totaling approximately $1,200,000 at May 14, 2004. Since inception in July 2000, our principal sources of funds have been cash generated from financing activities and from operations.

     We believe that we can satisfy our cash requirements for the next 12 months. We intend, however, to raise an additional $5,000,000 by offering equity or debt securities over the next 12 months. The sale of additional equity or debt securities would result in additional dilution to our stockholders. We also are actively seeking to acquire companies that are in related industries. If we find a company or companies that we wish to acquire, we may need to obtain additional funding to complete the acquisition. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If we are not successful in obtaining additional financing we will not be able to implement our growth and acquisition plans.

     The reduction of our net cash provided from operation is the result of our merger activities in 2003 and the enhancement to our infrastructure to accommodate our anticipated growth.

     Our net cash used in investing activities include film production costs of $4,045,528 in 2003 and $3,225,344 in 2002.

     Net cash provided by financing activity for 2003 included proceeds from the sale of our Series A Preferred Stock of $2,276,500 and proceeds from loans payable of $233,249 offset by payments to investors of $203,352. Net cash provided by financing activities for 2002 included proceeds from a related party of $698,966, the sale of common stock for cash of $200,000, investors of $205,033 and proceeds from notes payable of $132,921, offset by payments to an officer of $154,826.

     As of May 14, 2004, there was a balance of $132,121.45 under a promissory note that we issued to Matzuda Corporation. We issued this note to evidence money that we borrow from Matzuda Corporation from time to time to finance film production costs. Matzuda Corporation is controlled by Robert A. Friedland, our chairman of the board, chief executive officer and secretary. We make payments under this note from our available cash. Under the terms of the promissory note, Matzuda Corporation has the right to demand payment in full from us at any time. If Matzuda Corporation made such a demand to be repaid in full under the promissory note, our cash balance would be reduced. We do not anticipate that Matzuda Corporation will make a demand to be repaid in full under this promissory note until we have sufficient available cash.

Off-Balance-Sheet Arrangements

     As of May 14, 2004, we did not have any significant off-balance sheet arrangements, as defined in Item 303(c)(2) of SEC Regulation S-B.

Recent Accounting Pronouncements

     In August 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit, or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. We believe that the adoption of SFAS 146 will have no significant impact on its financial statements. This statement is effective for exit or disposal activities initiated after December 31, 2002.

     In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for interim periods beginning after December 15, 2002 and for fiscal years ending after December 15, 2002.

     In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, “Amendment of FASB Statement No. 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement is effective for contracts entered into or modified after June 30, 2003.

     In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). We believe that the adoption of SFAS 150 will have no significant impact on our financial statements. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities.

DESCRIPTION OF BUSINESS

Overview

     We produce and distribute high quality adult movies. With the help of third parties, we process our movies for distribution into popular media formats such as digital versatile discs, commonly known as “DVDs,” videotapes and electronic formats. We, through our wholly owned subsidiary J.K. Distribution, Inc., distribute our movies through approximately 150 independent distributors, retailers, cable, satellite and hotel television operators and Internet webpage operators. These parties then distribute our movies to consumers. We do not sell our movies directly to consumers. During the fiscal year ended December 31, 2003, sales of our DVDs and videotapes totaled 425,000 units, which accounted for approximately 80% of our revenues.

     Internationally, we license distribution rights to our movies to approximately 13 foreign distributors. These distributors then produce DVDs and videotapes of our movies for distribution in foreign countries. We receive a license fee for each movie that we license to a foreign distributor. In 2003, we generated $267,782 in license fees from the licensing of our movies to foreign distributors, which accounted for approximately 7% of our revenues.

     We also sell our movies to cable, satellite and hotel television operators and Internet webpage operators. These operators broadcast our movies to their audiences for a fee. In 2003, we generated $208,660 from sales to these operators, which accounted for approximately 5% of our revenues.

     To a lesser extent, we also distribute and license through our network of distributors and retailers adult movies that were filmed by independent third parties. We will often provide editing and other post-production services with respect to these movies. Through December 31, 2003, we distributed and licensed 91 movies filmed by third parties. In 2003, these films generated $612,023 in fees, or approximately 16% of our revenues.

     Our Movies

     We currently have over 254 movies in our library. In 2003, we produced 94 of these movies and we anticipate producing approximately 100 new movies in 2004.

     We select movie scripts from various independent writers. All scripts are approved by both our production manager and our director of production. Once a script has been finalized and approved, we contract with independent directors and performers to produce the movie. We have agreements with six performers that provide that they can only produce movies for us during the term of such agreements, which is usually for six years. We also contract with freelance performers on a per movie basis.

     After a movie is filmed, we, with the help of third parties, edit and finalize the movie to our specifications. During this process, we ensure that each movie meets with our quality control specifications. We also generate graphics and art for the packaging for the movie and promotion advertisements.

     Once one of our movies has been edited and finalized, it is placed on a digital linear tape in order to make our DVDs and videotapes. We contract with International Video Innovations, to place our movies on DVDs and videotapes. We will initially produce 2,000 units of DVDs and 700 units of videotapes for each new movie that we make, and will produce more copies thereafter based on consumer demand.

     Distribution in the United States

     We distribute our movies on DVDs and videotapes in the United States through approximately 50 independent distributors. Our distributors sell our movies to video stores, adult entertainment stores and other retails outlets where they are purchased by consumers. We do not have formal distribution agreements with these distributors. Thirty of these distributors have “standing orders” with us, in that they agree to purchase a specified number of copies of each new movie that we produce. In 2003, we sold approximately 275,000 units of DVDs and videotapes pursuant to these standing orders, which accounted for approximately 50% of our revenues. These distributors will then place additional orders for movies with us based on consumer demand.

     In 2003, we generated approximately 15% of our revenues from three distributors. We believe that we have a strong relationship with these three distributors and our other distributors, and that they will continue to purchase our movies from us in the future.

     We also sell our movies to retailers. In 2003, we sold approximately 150,000 units of DVDs and videotapes to retailers, which accounted for approximately 30% of our revenues. The retailers that we sell to are located throughout the United States.

     We do not sell our movies directly to consumers.

     All of our movies are distributed exclusively by our wholly-owned subsidiary, J. K. Distribution, Inc., a Nevada corporation. Prior to February 25, 2004, J.K. Distribution, Inc. was owned and operated independently from us by our management team of Robert A. Friedland, Ronald C. Stone and Adrianne D. Moore. We acquired all of the capital stock of J.K. Distribution, Inc. from our management team on February 25, 2004 for the sum of $1.00.

     Foreign Distribution

     Because of high shipping costs, we typically license distribution rights to our movies outside of the United States instead of selling DVDs and videotapes to foreign distributors. We have entered into licensing agreements with 13 foreign distributors operating in Europe, Asia, Japan, Canada and Australia. We are actively looking to increase our presence in these markets and to expand to other foreign markets.

     The licensing agreements with our foreign distributors generally provide that we deliver our movies to the distributor in digital linear “master” format in exchange for a licensing fee. The foreign distributor then produces DVDs and videotapes from the master, and distributes the movie to retailers and consumers in its territory during the term of the license. Our licensing agreement with Global Distributors Netherlands B.V. provides that we will deliver a specified number of new movies each month for distribution. In 2003, we generated $163,000 in licensing fees pursuant to this agreement. Our other foreign distributors license our movies from us on a per title basis.

     Internet Distribution

     We also license our movies to Internet webpage operators. These operators then make our movies available for sale on their webpages. We have entered into 15 licensing agreements with webpage operators that sell our movies using a Video on Demand format. In 2003, we generated $164,926 in licensing fees pursuant to these agreements, which accounted for approximately 4% of our revenues.

     These agreements generally provide that we deliver our movies subject to the licensing agreement to the operator in a digital electronic format. The operator then makes the movie available on its webpage for consumers to download and watch for a fee via a Video on Demand format. Depending on the licensing agreement, we receive either a flat fee for each movie that we license or a fee based upon the number of times that one of our movies is downloaded. In addition, with the webpages “jillkellyproductions.com” and “jillkelly.com” operated by an independent third party, we also receive an additional fee for each new paid subscriber to the webpages.

     We believe that this part of our business will continue to increase since the Video on Demand format provides the consumers of our movies with immediate access to the desired product without the delays and costs that would be incurred if the movie was shipped to the consumer. Accordingly, we anticipate licensing more of our movies in the future to Internet webpage operators for this form of distribution.

     Broadcasting

     We also sell our movies to cable, satellite, and hotel television operators. These operators then broadcast our movies to their viewers for a fee, either through scheduled programming or through a Video on Demand format. In 2003, we generated $43,734 in revenues from agreements with cable, satellite and hotel television operators. This amount is substantially less than the $306,182 that we generated in 2002 due primarily to the expiration of a broadcasting agreement that we had with Colorado Satellite Broadcasting. We intend to increase this part of our business by identifying and entering into licensing agreements with cable, satellite, and hotel television operators that serve a market for our movies.

Our Strategy

     Our vision is to be the world’s preferred provider of adult movies to consumers anywhere, at any time and across all distribution platforms and devices. We have developed the strategies described below to increase sales and operating margins while maintaining the quality of our movies and the integrity of our brand name.

•	Develop strategic alliances and joint ventures with businesses both inside and outside of the adult entertainment industry to broaden our distribution channels;

•	Adapt new technology and distribution channels, such as broadband distribution of our movies;

•	Increase market share through strategic acquisitions;

•	Complete the digitalization of our entire movie library in order to prepare our library for distribution in new electronic media; and

•	Continue to increase and strengthen brand awareness.

Competition

     Our movies compete with movies and other forms of adult entertainment produced by other companies, including Playboy Enterprises, Inc., Vivid Entertainment and Video Company of America. To a lesser extent, we also face general competition from other forms of non-adult entertainment, including sporting and cultural events, other television networks, feature films and other programming.

     The entertainment industry, of which we are a part, is highly competitive. Many of our competitors, as well as potential new competitors, have significantly greater name recognition and financial, technical, marketing and distribution resources than we do. This may allow them to devote greater resources than we can to the development, promotion and distribution of their product offerings. We cannot guarantee you that we can compete successfully.

     We believe that the following strengths, however, will help us compete in our industry and grow our business:

•	Extensive library of high quality adult movies – We have an extensive library of high quality adult movies. Subject to existing license agreements, we hold exclusive worldwide rights to this entire movie archive. We believe that this electronic archive constitutes one of the largest libraries of premier quality adult movies.

•	Recognized brand name - We believe that our target consumers associate our Jill Kelly Productions brand name with high quality adult movies. This name recognition attracts talent, leading producers of adult media content, retailers, distributors and prospective joint venture partners interested in working with us.

•	Established market position and distribution network - We have a well-established worldwide distribution network which has been built up, including numerous points of sale in the United States, Europe, Asia, Japan, Canada and Australia. This broad distribution network provides an effective channel to introduce new products and services and new formats for existing products and services. We believe that our broad, multi-format distribution network affords the consumers of our products convenient access to high quality adult media content in the format of their choice.

•	Flexible operating structure - We produce our own adult movies and acquire adult movies from third party directors on a project basis. This approach gives us substantial flexibility in terms of production volume and delivery time, significantly reduces our fixed production overhead and largely eliminates the risk to us of cost overruns in production.

Intellectual Property

     We rely on a combination of copyright and trademark laws, trade secrets, software security measures, license agreements and non-disclosure agreements to protect our proprietary products.

     While we have not registered our trade names or our logo with the United States Patent and Trademark Office or any foreign jurisdictions, we believe that the name recognition and image that we have developed in each of our markets significantly enhance responses from our distributors and retailers. Accordingly, our trademarks are important to our business and we intend to aggressively defend them.

Government Approval and Regulation

     While the actual production of our movies does not require governmental approval, we are subject to many federal, state, local and foreign regulation with respect to the production and distribution of our movies. Accordingly, we are required to be aware and sensitive to government laws and regulations, including laws and regulations designed to protect minors or which prohibit the distribution of obscene material. We distribute our movies to wholesalers and retailers in the United States and abroad. We have taken steps to ensure compliance with all federal, state, local and foreign regulations regulating the content of motion pictures, by staying abreast of all legal developments in the areas in which motion pictures are distributed and by specifically avoiding distribution of motion pictures in areas where the local standards clearly or potentially prohibit these products. Moreover, we do not knowingly engage the services of any business or individual that does not adhere to the same standards. In light of our efforts to review, regulate and restrict the distribution of our materials, we believe that the distribution of our movies does not violate any statutes or regulations.

     Federal and state government officials have targeted “sin industries,” such as tobacco, alcohol, and adult entertainment for special tax treatment and legislation. In 1996, the United States Congress passed the Communications Decency Act of 1996, or the CDA. The United States Supreme Court, in ACLU v. Reno, 521 U.S. 844 (1997), held certain substantive provisions of the CDA unconstitutional. Businesses in the adult entertainment and programming industries expended millions of dollars in legal and other fees in overturning the CDA. Investors should understand that the adult entertainment industry may continue to be a target for legislation. In the event we must defend ourselves and/or join with other companies in the adult entertainment business to protect our rights, we may incur significant expenses that could have a material adverse effect on our business and operating results.

Employees

     We have 15 full-time and approximately 50 part-time employees. Of these employees:

•	three are in accounting;

•	two are in sales;

•	three are in production and post-production;

•	one is a movie director/producer;

•	four are movie performers; and

•	the remainder are in management and general operations.

     None of our employees are covered by a collective bargaining agreement. We believe that we maintain a satisfactory relationship with our employees.

Properties

Our corporate offices are in West Hollywood, California. Our offices are in a two-story building of which we occupy the entire second floor having approximately 2,200 square feet. We rent our offices pursuant to a five year “triple net” lease that has approximately four years remaining. The monthly rent is $4,730, plus certain other costs and expenses. We believe that our properties are adequate and suitable for their intended purposes.

LEGAL PROCEEDINGS

     We are not subject to any pending or threatened legal proceedings, except for the lawsuits described below.

     Kevin Smith and Canyon Capital Marketing, Inc. v. IDC Technologies Inc., et al.: On May 29, 2003, Kevin Smith and Canyon Capital Marketing, Inc. filed an action against our predecessor, IDC Technologies, Inc., in the Superior Court of the State of California, San Diego County, seeking payment of $165,137, plus other expenses, interest and costs of the lawsuit. The plaintiffs claim that they are the holders of a promissory note issued by our predecessor company on June 1, 1999 in the original principal amount of $165,137 which bears interest at a rate of 8% per annum. In their complaint, the plaintiffs ask the court to award them a judgment against us for the amount of the promissory note and all interest and expenses and to foreclose on their alleged security interest. On October 22, 2003, we filed our answer in this action, denying the material allegations in the complaint. We also asserted a counterclaim against the officers of our predecessor company seeking payment and indemnification for their failure to disclose the alleged promissory note. We intend to defend this action and prosecute our counterclaim vigorously.

     Actions Holdings LLC v. Jill Kelly Productions, Inc. Robert A. Friedland and Adrianne Diane Moore-Rios: Actions Holdings LLC, or the plaintiff, filed an action against Jill Kelly Productions, Inc., in the Federal District Court for the Northern District of Ohio on April 19, 2004. The plaintiff claims that it is a 5% shareholder in Jill Kelly Productions, Inc. The plaintiff alleges, among other things, that it had an agreement with the defendants whereby Jill Kelly Productions, Inc. agreed not to sell any shares of its stock without notice and a right of first refusal to the plaintiff. The plaintiff has also asserted that it is contractually entitled to consultant fees during its tenure as a shareholder of Jill Kelly Productions, Inc. Subsequently, the stockholders of Jill Kelly Productions, Inc. sold its shares to a company called IDC Technologies, Inc., allegedly without notice to and approval of the plaintiff, and were issued shares of IDC Technologies, Inc. stock. We deny that the plaintiff was not provided notice of the sale. We have not yet responded to the plaintiff’s complaint, but we expect to file an answer and a counterclaim seeking specific performance of an agreement defendants believe was made with the plaintiff to purchase plaintiffs ownership interest in Jill Kelly Productions, Inc.

DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

     The following table sets forth certain information with respect to our directors and executive officers as of May 14, 2004.

			Date of Election
			or Appointment
Name	Positions Held	Age	as Director
Robert A. Friedland	Chief Executive Officer, Chairman of Board and Secretary	68	August 11, 2003

Adrianne D. Moore	President and Vice Chairman of the Board	33	November 20, 2003

Ronald C. Stone	Chief Operating Officer and Chief Financial Officer, Director	45	November 20, 2003

     The following is a brief summary of the business experience of our directors and executive officers:

     Robert A. Friedland has served as our chief executive officer, secretary and chairman of our board of directors since August 2003. He has served in similar capacities for our wholly owned operating subsidiary, Jill Kelly Productions, Inc., since its formation in July 2000. Mr. Friedland has more than thirty years of management experience. Prior to working with us, Mr. Friedland owned and operated a mortgage brokerage and banking company which he sold in 1988.

     Adrianne D. Moore has served as our president and vice chairman of our board of directors since November 2003. She has served our wholly owned operating subsidiary, Jill Kelly Productions, Inc., as president and as a director since its formation in July 2000 and as chief operating officer from July 2000 to May 2003. Prior to July 2000, Ms. Moore was the chief executive officer of Jill Kelly Enterprises, which was a partnership she formed to produce adult movies. Ms. Moore has been in the adult film industry for over ten years and has starred in over two hundred films under the stage name “Jill Kelly.” She is primarily responsible for reviewing and approving scripts, casting production, marketing and special promotional events.

     Ronald C. Stone has served as our chief operating officer and chief financial officer since November 20, 2003. He has served our wholly owned operating subsidiary, Jill Kelly Productions, Inc., as chief operating officer since May 2003 and as chief financial officer since

November 2002. Mr. Stone started working as a consultant for Jill Kelly Productions, Inc. in May 2002. From January 1997 through January 2002, Mr. Stone was the chief financial officer of a mid-sized engineering and manufacturing company specializing in factory and machine automation. Mr. Stone graduated from the University of California, Los Angeles with a Bachelor of Arts in 1985.

Employment Agreements

     Each of Robert A. Friedland, Adrianne D. Moore and Ronald C. Stone entered into employment agreements with us. The employment agreements have similar terms other than the amount of compensation. Under the employment agreements, we have agreed to pay Ms. Moore and Mr. Friedland each an annual salary of $360,000 and Mr. Stone an annual salary of $240,000, subject to annual increases. The agreements are for five years commencing on September 1, 2003. In the event that we terminate any of these executives for other than good cause, as defined in the agreements, we have to pay the executive’s salary and provide them with benefits for the remainder of the term of the agreement. The executives have agreed by these agreements not to compete against us for a period of one year following the end of their employment with us and to keep confidential all of our proprietary information.

Board of Directors

     Our directors receive no cash remuneration for acting as such. Our board of directors may designate from among its members an executive committee and one or more other committees. No such committees have been appointed to date.

EXECUTIVE COMPENSATION

     The following table reflects all compensation awarded to, earned by or paid to our chief executive officer, president, chief operating officer, chief financial officer and secretary, for the fiscal years ended December 31 2003, 2002 and 2001. Since we did not compensate any executive during 2003, 2002 and 2001, the information in the table includes compensation paid or awarded by our operating subsidiary only.

Summary Compensation Table

Name and	Fiscal Year Ended			Other
Principal Position	December 31,	Salary	Bonus	Compensation (5)
Robert A. Friedland	2003	$0	$0	$15,000
Chief Executive Officer,	2002	$0	$0	$15,000
Secretary (1)	2001	$0	$0	$15,000
Adrianne D. Moore	2003	$305,000	$0	$10,000
President (2)	2002	$0	$0	$10,000
	2001	$0	$0	$10,000
Ronald C. Stone	2003	$240,000	$0	$0
Chief Operating Officer,	2002	$180,000	$0	$0
Chief Financial Officer (3)	2001	—	—	—
Michael Hillerbrand	2003	$0	$0	$0
Chief Operating Officer (4)	2002	$0	$0	$0
	2001	$0	$0	$0

(1)	Mr. Friedland has served as our chief executive officer and secretary since August 2003 and has served as chief executive officer and secretary of Jill Kelly Productions, Inc. since July 2000. During fiscal year 2003, Mr. Friedland agreed to forgo salary we would have otherwise been obligated to pay him. See “Certain Relationships and Related Transactions” for a description of consulting fees paid to Matzuda Corporation.

(2)	Ms. Moore has served as our president since November 2003 and has served as president of Jill Kelly Productions, Inc. since July 2000.

(3)	Mr. Stone has served as chief operating officer and chief financial officer since November 2003, has served as chief operating officer of Jill Kelly Productions, Inc. since May 2003 and has served as chief financial officer of Jill Kelly Productions, Inc. since November 2002.

(4)	Mr. Hillerbrand served as our chief executive officer from February 2002 to August 2003.

(5)	Other compensation represents automobile expenses that we paid on behalf of these officers.

We currently have no stock option plan or other long-term compensation plan in effect.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     The following tables set forth information with respect to the beneficial ownership of our common stock, Series A Preferred Stock and Series B Preferred Stock known by us as of May 14, 2004 by:

•	each person or entity known by us to be the beneficial owner of more than 5% of our common stock, Series A Preferred Stock or Series B Preferred Stock, as applicable;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

Common Stock

		Amount and
		Nature of
Name of		Beneficial	Percentage
Beneficial Owner	Position	Ownership	of Class (1)
Robert A. Friedland (2)(3)	Chief Executive Officer, Secretary and Chairman of the Board of Directors	16,594,000	52.8%
Adrianne D. Moore (2)	President and Vice Chairman of the Board of Directors	5,172,000	20.6%
Ronald C. Stone (2)	Chief Operating Officer, Chief Financial Officer and Director	1,735,000	6.9%
Robert Hollis (4)	Beneficial Owner	2,000,000	7.4%
Kings Against 3, LLC (5)	Beneficial Owner	2,750,000	9.9%
Maximum Ventures, Inc. (6)	Beneficial Owner	2,881,180	10.5%
Jubilee Investment Trust, PLC (7)	Beneficial Owner	4,001,213	15.9%
All Officers and Directors as a Group (3 persons)		23,501,000	74.8%

(1)	As of May 14, 2004, 25,156,180 shares of our common stock were issued and outstanding. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act of 1934. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of our common stock owned by them.

(2)	The address for each of our officers and directors is the address of our company, c/o Jill Kelly Productions Holding, Inc., 8923 Sunset Blvd., West Hollywood, CA 90069.

(3)	Robert A. Friedland is the trustee of the Robert A. Friedland Trust. The number of shares reported includes (i) 10,344,000 shares of our common stock owned by the Trust, (ii) 5,000,000 shares of our common stock issuable upon conversion of 12,500 shares of our Series A Preferred Stock owned by the Trust, and (iii) 1,250,000 shares of our common stock issuable upon the exercise of 1,250,000 common stock purchase warrants owned by the Trust. The address of the Robert A. Friedland Trust is P.O. Box 691447, Los Angeles, CA 90069.

(4)	The number of shares reported includes (i) 1,600,000 shares of our common stock issuable upon conversion of 4,000 shares of our Series A Preferred Stock, and (ii) 400,000 shares of our common stock issuable upon exercise of common stock purchase warrants. Mr. Hollis’ address is 4021 Gulfshore Blvd., N 1901, Naples, FL 34103.

(5)	Tim Burgess owns a majority of the membership interests of Kings Against 3, LLC. The number of shares reported includes (i) 2,200,000 shares of our common stock issuable upon conversion of 5,500 shares of our Series A Preferred Stock, and (ii) 550,000 shares of our common stock issuable upon exercise of common stock purchase warrants. The address of Kings Against 3, LLC is c/o Tim Burgess, P.O. Box 82055, Athens, GA 30608.

(6)	The number of shares reported represents (i) 606,180 shares of our common stock, (ii) 1,800,000 shares of our common stock issuable upon exercise of 4,500 shares of our Series A Preferred Stock, and (iii) 475,000 shares of our common stock issuable upon exercise of 475,000 common stock purchase warrants. The address of Maximum Ventures, Inc., is 1175 Walt Whitman Road, Suite 100, Melville, NY 11747.

(7)	The number of shares reported includes 4,001,213 shares of our common stock. The address of Jubilee Investment Trust, PLC is 30 Farringdon Street, London EC4A 4HJ, United Kingdom.

Series A Preferred Stock

		Amount and
		Nature of
		Beneficial	Percentage
Beneficial Owner	Position	Ownership	of Class (1)
Robert A. Friedland (2)	Chief Executive Officer, Secretary and Chairman of the Board	12,500	24.7%
Robert Hollis (3)	Beneficial Owner	4,000	7.9%
Kings Against 3, LLC (4)	Beneficial Owner	5,500	10.9%
Maximum Ventures, Inc. (5)	Beneficial Owner	4,500	8.9%
All Executive Officers and Directors as a Group (1 person)		12,500	24.2%

(1)	As of May 14, 2004, 50,550 shares of our Series A Preferred Stock were issued and outstanding.

(2)	Includes shares owned by the Robert A. Friedland Trust. Robert A. Friedland is the trustee of the Robert A. Friedland Trust. Mr. Friedland’s address is the address of our company, c/o Jill Kelly Productions Holding, Inc., 8923 Sunset Blvd., West Hollywood, CA 90069. The address of the Robert A. Friedland Trust is P.O. Box 691447, Los Angeles, CA 90069.

(2)	Mr. Hollis’ address is 4021 Gulfshore Blvd., N 1901, Naples, FL 34103.

(3)	The address of Kings Against 3, LLC is c/o Tim Burgess, P.O. Box 82055, Athens, GA 30608.

(4)	The address of Maximum Ventures, Inc., is 1175 Walt Whitman Road, Suite 100, Melville, NY 11747.

Series B Preferred Stock

     Armadillo Investments, PLC, is the beneficial owner of 600,000 shares of our Series B Preferred Stock, which represents all of our issued and outstanding shares of Series B Preferred Stock. The address of Armadillo Investments, PLC is 30 Farringdon Street, London EC4A 4HJ, United Kingdom.

SELLING HOLDERS

     The following table sets forth the names of the selling stockholders, the number of shares of our common stock, to our knowledge, beneficially owned by each selling stockholder as of May 14, 2004 and the number of shares of our common stock which may be offered for sale pursuant to this prospectus by the selling stockholders.

     The number of shares set forth in this table represents an estimate of the number of shares of our common stock to be offered for resale by the selling stockholders. The selling stockholders own shares of our Series A Preferred Stock and common stock purchase warrants. These selling stockholders are entitled to receive dividends on their shares of Series A Preferred Stock at the rate of 8% per annum. These dividends are payable in cash, or, at our option, in shares of our common stock valued at the lesser of (i) $0.25 or (ii) the market price per share at the time of issuance. This prospectus covers 3,241,380 shares of our common stock with respect to these dividends. This amount will cover all shares of common stock that we would be required to issue in payment of dividends, provided that such shares are valued at $0.25 per share and that we elect to pay all such dividends by issuing shares of our common stock. The number of shares of our common stock which we may actually issue in connection with these dividends could be significantly less than this amount if the selling stockholders elect to exercise their conversion rights prior to the second anniversary date of the date on which their shares of Series A Preferred Stock were issued or if we elect to pay some or all of these dividends in cash.

     On January 20, 2004, one of the selling stockholders, Maximum Ventures, Inc., converted 1,500 shares of our Series A Preferred Stock into 600,000 shares of our common stock and received 6,180 shares of our common stock as payment for accrued dividends. We are registering these shares of common stock issued in connection with this conversion.

     The number of shares of common stock listed in this table was calculated assuming:

•	that the holders of our Series A Preferred Stock will convert their shares of our Series A Preferred Stock into an aggregate of 20,820,000 shares of our common stock;

•	that the selling stockholders will exercise all 5,205,000 issued and outstanding warrants;

•	that the holders of our outstanding shares of Series A Preferred Stock will not elect to exercise their conversion rights for at least two years; and

•	that we will pay the holders of our Series A Preferred Stock shares of our common stock valued at $0.25 per share as payment of two years of accrued dividends.

     These shares may be offered from time to time by the selling stockholders named below. The selling stockholders are, however, under no obligation to sell all or any portion of these shares of our common stock. In addition, the selling stockholders are not obligated to sell such shares of our common stock immediately under this prospectus. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

     Except as otherwise noted below, none of the selling stockholders is an officer or director of our company and none of the selling stockholders has had any material relationship with our company, affiliates or predecessors within the last three years.

		Number of
		Shares of		Percentage Ownership(1)
	Number of Shares	Common	Number of
	of Common Stock	Stock After	Shares	Before	After
Name	Before Offering	Offering	Being Sold	Offering	Offering
Robert Hollis	2,256,000	0	2,256,000	8.2%	0%
Stanley Katz	282,000	0	282,000	1.1%	0%
John Stewart	70,500	0	70,500	*	0%
Azriel Nagar/Sheila Nagar	282,000	0	282,000	1.1%	0%
Julian Herkowitz	282,000	0	282,000	1.1%	0%
AMJ Corp (2)	479,400	0	479,400	1.9%	0%
Kings Against 3, LLC (3)	3,102,000	0	3,102,000	11%	0%
Eugene J. Friedman	352,500	0	352,500	1.4%	0%
JKL Capital LP (4)	564,000	0	564,000	2.2%	0%
Rosemary Friedman	282,000	0	282,000	1.1%	0%
Bernard Brown	282,000	0	282,000	1.1%	0%
R. Brooke Hollis	282,000	0	282,000	1.1%	0%
Emiko Ishioka	705,000	0	705,000	2.7%	0%
Morton Berman	282,000	0	282,000	1.1%	0%
Azriel Nagar	423,000	0	423,000	1.7%	0%
Jack Luchese	846,000	0	846,000	3.3%	0%
David A. Hoines, P.A. Pension Plan (5)	282,000	0	282,000	1.1%	0%
Jerome Bresson	141,000	0	141,000	*	0%
John Stewart	70,500	0	70,500	*	0%
Mark Friedman	70,500	0	70,500	*	0%
Mathew Smith	1,128,000	0	1,128,000	4.3%	0%

		Number of
		Shares of		Percentage Ownership(1)
	Number of Shares	Common	Number of
	of Common Stock	Stock After	Shares	Before	After
Name	Before Offering	Offering	Being Sold	Offering	Offering
Daniel R. Ice	564,000	0	564,000	2.2%	0%
Charles Potter	70,500	0	70,500	*	0%
Morris Silver	282,000	0	282,000	1.1%	0%
Gewinner W. Garrison	282,000	0	282,000	1.1%	0%
Maximum Ventures, Inc. (6)	3,767,967	598,787	3,169,180	13%	2.32%
Corporate Builders, L.P. (7)	625,000	500,000	125,000	2.5%	1.98%
James L. Long	676,800	0	676,800	2.3%	0%
Robert A. Friedland Trust (8)	17,394,000	10,344,000	7,050,000	54%	41.1%
William O. Baxter	564,000	0	564,000	2.2%	0%
Ronald V. Patterson	564,000	0	564,000	2.2%	0%
Michael Slipyan	141,000	0	141,000	*	0%
Michael Koretsky	1,410,000	0	1,410,000	5.3%	0%
Joseph London	564,000	0	564,000	2.2%	0%
Kate Edelman Johnson	126,900	0	126,900	*	0%
Beryl Weiner	84,600	0	84,600	*	0%
David Boschart	564,000	0	564,000	2.2%	0%
Alexander R. Ice	141,000	0	141,000	*	0%
Charles R. Whalen	141,000	0	141,000	*	0%
Mitchell J. Birzon and Kathleen W. Birzon	141,000	0	141,000	*	0%
Grace K. Walls	70,500	0	70,500	*	0%
Victor I. Playoff	70,500	0	70,500	*	0%

*	Less then one percent (1%)

(1)	Calculated based on 25,156,180 shares of our common stock issued and outstanding as of May 14, 2004 and assuming issuance of two years of dividends on outstanding shares of our Series A Preferred Stock.

(2)	The beneficial owner of AMJ Corp is Leonard Pearlman.

(3)	Kings Against 3, LLC beneficially owns 10.36% of our shares of common stock as determined in accordance with Rule 13d-3 under the Exchange Act.

(4)	The beneficial owner of JKL Capital LP is Jeffrey Kit.

(5)	The beneficial owner of David A. Hoines, P.A. Pension Plan is David Hoines.

(6)	The beneficial owner of Maximum Ventures, Inc. is Abraham Mirman. Maximum Ventures, Inc. beneficially owns 12.71% of our shares of common stock as determined in accordance with Rule 13d-3 under the Exchange Act of 1934.

(7)	The beneficial owners of Corporate Builders, L.P. are Ernest Chu and Vito Lamonco.

(8)	The beneficial owner of Robert A. Friedland Trust is Robert A. Friedland, an executive officer and director of ours. Mr. Friedland, through the Robert A. Friedland Trust, beneficially owns 53.23% of our shares of common stock as determined in accordance with Rule 13d-3 under the Exchange Act.

PLAN OF DISTRIBUTION

     As of the date of this prospectus, the selling stockholders have not determined how they will distribute the shares of our common stock which they or their respective pledgees, donees, transferees or other successors in interest are offering for resale. Accordingly, such shares may be sold from time to time in one or more of the following transactions:

•	block transactions;

•	transactions on the over-the-counter electronic bulletin board or on such other market on which our common stock may from time to time be trading;

•	privately negotiated transactions;

•	through the writing of options on the shares;

•	short sales; or

•	any combination of these transactions.

The sale price to the public in these transactions may be:

•	the market price prevailing at the time of sale;

•	a price related to the prevailing market price;

•	negotiated prices; or

•	such other price as the selling stockholders determine from time to time.

     In the event that we permit or cause this registration statement to lapse, the selling stockholders may sell shares of our common stock pursuant to Rule 144 promulgated under the Securities Act of 1933.

     The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock.

     Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. We have no obligation to obtain or assist the selling stockholders in obtaining a commitment in connection with the sale of shares of our common stock covered by this prospectus. We have been informed by the selling stockholders that there are no existing arrangements between them and any other stockholders, broker, dealer, underwriter or agent relating to the distribution of the shares offered by this prospectus. If the selling stockholders enter into an agreement, after effectiveness of this registration statement, to sell their shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then we will file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution and will revise the disclosures in the registration statement, and will file the broker-dealer agreement as an exhibit to the registration statement.

     The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders.

     Upon effecting the sale of any of these shares of our common stock offered pursuant to this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, may be deemed “underwriters” as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. We have been advised that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

     The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered in this prospectus.

     We are and will continue to be subject to the penny stock rules. Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or listed on the NASDAQ stock market provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The rules require that a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the liquidity of penny stocks.

     We will assume no obligation or responsibility whatsoever to determine a method of disposition for our shares of common stock offered by the selling stockholders or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

     We have no obligation to assist or cooperate with the selling stockholders in the offering or disposition of our shares of common stock covered by this prospectus other than with respect to the filing of this prospectus and the filing of any amendments hereto pursuant to our agreement with the selling stockholders. We have no agreement with the selling stockholders or any other person requiring us to indemnify or hold harmless the holders of our shares of common stock covered by this prospectus.

     We will pay substantially all of the expenses incident to the registration and offering of our common stock pursuant to this prospectus, other than commissions or discounts of underwriters, broker-dealers or agents.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of our common stock being offered for sale by the selling stockholders pursuant to this prospectus. 5,205,000 of these shares, however, will be issued upon the exercise of common stock purchase warrants. If all of these warrants are exercised, then we will receive gross proceeds of $1,301,250 from the holders of the warrants. We will use these proceeds for working capital and general corporate purposes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Over the period of time from July 2000 to the present, Matzuda Corporation, a Nevada corporation, has loaned up to an aggregate of $2,000,000 to Jill Kelly Productions, Inc. pursuant to a promissory note. Matzuda is controlled by our chairman of the board of directors, chief executive officer and secretary, Robert A. Friedland. Under the terms of the promissory note, interest accrues on the outstanding principal balance at a rate of 15% per annum and the entire balance under the note is due and payable upon the demand of Matzuda. In November 2003, we repaid $1,250,000 of the Matzuda promissory note by the issuance of 12,500 shares of our Series A Preferred Stock and 1,250,000 common stock purchase warrants with an exercise price of $.25 to the Robert A. Friedland Trust, a trust of which Robert A. Friedland is the trustee. Our shares of common stock underlying the Series A Preferred Stock and the warrants are included in this registration statement. We repaid $200,000 of the Matzuda promissory note in April 2004 from part of the proceeds from the sale of our Series B Preferred Stock. As of May 14, 2004, the balance under the note issued to Matzuda was $132,121.45.

     From January 1, 2001 to April 30, 2003, we paid Matzuda Corporation $5,000 a month as rental payments on the office space that we rented for our operations.

     From January 1, 2001 to July 31, 2003, we paid Matzuda Corporation consulting fees in the amount of $37,500 per month in connection with film production consulting services it provided to us.

     Ronald C. Stone, our chief operating officer and chief financial officer, loaned us an aggregate of $435,000 during the period from January 1, 2004 to April 6, 2004. We repaid Mr. Stone this amount in full on April 26, 2004, together with interest in the amount of $4,353.42.

     We issued Maximum Ventures, Inc., which owns 10.5% of our common stock, a common stock purchase warrant exercisable for 3,201,213 shares of our common stock on August 8, 2003. We issued this warrant pursuant to an Exclusive Advisory Agreement, dated June 26, 2003 and amended as of July 25, 2003 and January 29, 2004, between Jill Kelly Productions, Inc. and Maximum Ventures, Inc., as partial consideration for the business advisory services Maximum performed in connection with the merger of IDC Acquisition I Corp. and Jill Kelly Productions, Inc. The warrant has an exercise price of $.0001 per share. Maximum Ventures, Inc. exercised the warrant in full on November 12, 2003. We used the exercised price paid by Maximum Ventures, Inc. for working capital purposes.

     In addition to the warrant for 3,201,213 shares of our common stock, we paid Maximum Ventures, Inc. a total of $593,500 for business advisory services it rendered in connection the merger of IDC Acquisition I Corp. and Jill Kelly Productions, Inc. and the sale of our Series A Preferred Stock.

     We also paid Maximum Ventures, Inc. $228,347.10 on April 21, 2004 for business advisory services it rendered to us in connection with the sale of our Series B Preferred Stock. We expect to pay Maximum Ventures, Inc. an additional fee of approximately $55,000 on or before May 21, 2004, for advisory services it rendered to us in connection with the sale of our Series B Preferred Stock. We will know the exact amount of the fee once we receive the remaining proceeds from the sale of the ordinary shares of Armadillo Investments, PLC that we acquired in connection with the sale of our Series B Preferred Stock.

     Under the terms of a Master Agreement, dated March 26, 2004, among Maximum Ventures, Inc., Maximum Media Ventures, LLC and us, we loaned an aggregate of $519,995.88 to Maximum Media Ventures, LLC on April 21, 2004 for use in connection with the operation of its adult nightclub and other businesses. We also received membership interests in Maximum Media Ventures, LLC equal to 12 1/2% of the outstanding membership interests. Maximum Media Ventures, LLC is under common control with Maximum Ventures, Inc.

     We believe that the terms of the above transactions are commercially reasonable and no less favorable to us than we could have obtained from an unaffiliated third party on an arm’s length basis. To the extent we may enter into any agreements with related parties in the future, our board of directors has determined that such agreements must be on similar terms.

     Mr. Robert A. Friedland and Ms. Adrianne D. Moore may be deemed to be our “promoters” as that term is defined under the federal securities laws.

DESCRIPTION OF SECURITIES

     Our authorized capital stock currently consists of 301,060,000 shares, of which 300,000,000 shares are common stock, with a par value of $0.001 per share, 60,000 shares are Series A Preferred Stock, with a par value of $0.001 per share, 600,000 shares are Series B Preferred Stock, with a par value of $0.001 per share, and 400,000 shares are “blank check” preferred stock, with a par value of $0.001 per share.

     As of the date of this prospectus, there are 25,156,180 issued and outstanding shares of our common stock, 50,550 issued and outstanding shares of our Series A Preferred Stock and 600,000 issued and outstanding shares of our Series B Preferred Stock. All outstanding shares of capital stock are duly authorized, validly issued, fully paid, and non-assessable. No material potential liabilities are anticipated to be imposed on shareholders under state statutes.

Common Stock.

     Each holder of our common stock is entitled to one vote for each share owned of record on all matters voted upon by our stockholders.

     Our common stock has no cumulative voting rights, preemption rights, and no redemption, sinking fund, or conversion privileges. Since the holders of our common stock do not have cumulative voting rights, holders of more than 50% of our total outstanding common shares can elect all of our directors, and holders of the remaining shares, by themselves, cannot elect any of our directors.

     Holders of our common stock are entitled to receive dividends if, as, and when declared by our board of directors out of funds legally available for such purpose.

     Upon the dissolution, liquidation or winding up of our company, the holders of our common stock are entitled to share equally and ratably our net assets, if any, available to such holders after distributions to holders of our preferred stock.

Series A Preferred Stock.

     The shares of our Series A Preferred have no voting rights other than those described below or as required by law.

     Each share of Series A Preferred Stock accrues an annual cash dividend equal to $8.00, subject to adjustment in certain circumstances for stock splits and similar transactions. We are obligated to pay the holders of Series A Preferred Stock this dividend before we can declare any dividends on our common stock or any other series of preferred stock that is junior to our Series A Preferred Sock with respect to dividends. At our election, we may pay the holders of Series A

Preferred Stock this dividend in cash or in shares of our common stock valued at the lesser of (i) $0.25 or (ii) the market price for each share of our common stock.

     Upon the dissolution, liquidation or winding up of our company, the holders of our Series A Preferred Stock, before any distribution or payment to holders of our common stock or our Series B Preferred Stock, are entitled to be paid out of the available assets of our company an amount per share of Series A Preferred Stock equal to $100, subject to adjustment in certain circumstances for stock splits and similar transactions, plus any accrued and unpaid dividends thereon through the date of such distribution or payment.

     Each outstanding share of Series A Preferred Stock will automatically convert into 400 shares of our common stock, subject to adjustment in certain circumstances for stock splits and similar transactions, on the second anniversary date of the date of issuance. Shares were issued at various times from July 30, 2003 to February 25, 2004. Prior to the date of such automatic conversion, each holder of Series A Preferred Stock may elect to convert its shares of Series A Preferred Stock into shares of common stock at the same conversion ratio.

     We can only create a class or series of preferred stock with powers, rights and preferences equal or senior to the Series A Preferred Stock with the prior consent of the holders of a majority of our Series A Preferred Stock.

     In connection with the issuance of our Series A Preferred Stock, we issued warrants to purchase an aggregate of 5,205,000 shares of our common stock to the purchasers of our Series A Preferred Stock. These warrants are exercisable for five years from the date of their issuance at an exercise price of $.25 per share of our common stock, subject to adjustment in certain circumstances.

     We agreed to register on a Form SB-2 registration statement the resale of the shares of our common stock issuable upon the conversion of our Series A Preferred Stock and the exercise of the 5,205,000 warrants that we issued in connection with the sale of our Series A Preferred Stock.

Series B Preferred Stock.

     The shares of our Series B Preferred Stock have no voting rights other than those as described below or as required by law.

     The shares of our Series B Preferred Stock have no rights to receive dividends.

     Upon the dissolution, liquidation or winding up of our company, the holders of our Series B Preferred Stock, before any distributions or payments to holders of our common stock and after any distribution or payment to holders of any senior securities, including our Series A Preferred Stock, are entitled to be paid out of available assets of our company an amount per share of Series B Preferred Stock equal to $10.00, subject to adjustment in certain circumstances for stock splits and similar transactions.

     Each holder of shares of Series B Preferred Stock may elect to convert its shares of Series B Preferred Stock into shares of common stock. Notwithstanding the foregoing, however, each holder of Series B Preferred Stock may only convert its shares of Series B Preferred Stock to the extent that the number of shares of our common stock issuable upon conversion, together with the number of shares of our common stock owned by the holder and its affiliates, would not exceed 4.99% of the issued and outstanding shares of our common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934. A holder of our Series B Preferred Stock, however, may waive this restriction by delivering at least 75 days prior written notice to us of such waiver.

     Each share of Series B Preferred Stock is convertible into that number of shares of common stock determined by dividing $10.00 by the conversion price for the Series B Preferred Stock in effect at the time of the conversion. The conversion price for the Series B Preferred Stock is equal to the lesser of (i) $1.25 or (ii) 80% of the lowest closing bid price for the common stock for the ten (10) business days preceding the date of conversion; provided, however, that in no event shall the conversion price be less than $0.50.

     The conversion price and number of shares of common stock issuable upon conversion of our Series B Preferred Stock is subject to adjustment under certain circumstances to protect the holders of our Series B Preferred Stock against future dilutive transactions.

     In the event of a merger of our company with or into any other entity or upon a person or entity acquiring a majority of our issued and outstanding shares of common stock, we have the right to request each holder of our Series B Preferred Stock to convert their shares into shares of our common stock at the ratio described above. If any of the holders of our Series B Preferred Stock refuses to so convert its shares, we have the right to redeem such shares at a price equal to $10.00 per share, subject to adjustment in certain circumstances for stock splits and similar transactions.

     The holders of our Series B Preferred Stock may elect to require us to redeem their shares for $10.00 per share, subject to adjustment in certain circumstances for stock splits and similar transactions, upon the occurrence and continuance of an event of default. An “event of default” occurs if we:

•	fail to observe or perform any material covenant, agreement or warranty relating to the adjustment of the conversion price for our Series B Preferred Stock;

•	materially breach or default on any of our obligations under the Convertible Preferred Stock Purchase Agreement, dated as of March 26, 2004, between us and Armadillo Investments, PLC or any related agreement entered into by us in connection with such agreement;

•	file for bankruptcy or commence any other proceeding for the reorganization, dissolution, insolvency or liquidation of our company;

•	have the trading of our shares of common stock suspended, delisted or otherwise ceased and not reinstated within 30 days; or

•	issue a press release or otherwise publicly announce that we will not honor conversion requests with respect to our Series B Preferred Stock.

     We can only create a class or series of preferred stock with powers, rights and preferences equal or senior to the Series B Preferred Stock with the prior consent of the holders of a majority of our Series B Preferred Stock.

     We agreed to register the resale of the shares of our common stock issuable upon the conversion of our Series B Preferred Stock under a registration rights agreement, dated March 26, 2004, between Armadillo Investments, PLC and us. Armadillo has the right, subject to certain restrictions, to require us to register the resale of the shares of our common stock issuable upon conversion of our Series B Stock whenever we register other shares of our common stock. Such registration rights as these are commonly referred to as “piggy back” registration rights. Armadillo has agreed to waive its registration rights with respect to this registration statement.

Blank Check Preferred Stock.

     Our board of directors has the authority, without further stockholder approval, to issue up to 400,000 shares of preferred stock in one or more series and to fix the designations, rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences. These shares of preferred stock may have rights senior to our common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock.

Transfer Agent and Registrar.

     Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004 is our transfer agent and the registrar for our common stock. Its telephone number is (212) 509-4000.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

     Our authorized but unissued capital stock consists of 274,843,820 shares of common stock, 7,950 shares of our Series A Preferred Stock and 400,000 shares of blank check preferred. One effect of the existence of authorized but unissued capital stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of our management. If, in the due exercise of its fiduciary obligations, for example, the board of directors were to determine that a takeover proposal was not in our best interests, such shares could be issued by our board of directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Section 78.7502 of the General Corporation Law of Nevada permits the indemnification of a director, officer, employee or agent of a corporation by the corporation because he or she is a party, or is threatened to be made a party, to any action or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or because he or she is a party, or is threatened to be made a party, to any action or proceeding brought by or on behalf of a corporation. If the director, officer, employee or agent is successful on the merits in defense of any action or proceeding, the corporation must indemnity the agent against expenses actually and reasonably incurred by such person in the defense of the action or proceeding.

     Article XI of our Amended and Restated Articles of Incorporation provides that to the fullest extent permitted under the General Corporation Law of Nevada, none of our officers or directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as an officer or director.

     Article XII of our Amended and Restated Articles of Incorporation permits us, to the maximum extent permitted by the General Corporation Law of Nevada, to indemnify our agents in excess of the indemnification otherwise permitted by law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

MARKET FOR COMMON EQUITY

Market Information

     As of May 14, 2004, we had 25,156,180 shares of common stock outstanding held by 157 stockholders of record. Our common stock is traded in the over-the-counter market and quoted under the symbol “JKXJ.” Prior to August 20, 2003, our common stock traded in the over-the-counter market under the symbol “IDCE.” We trade on the “Pink Sheets,” which is a quotation service operated by Pink Sheets LLC (formerly the National Quotation Bureau, LLC), a quotation service distributed to broker-dealers and available on the Internet. The “Pink Sheets” does not impose listing standards or requirements, does not provide automatic trade executions, and does not maintain relationships with quoted issuers. Issuers whose securities are quoted on the “Pink Sheets” may experience a loss of market makers, a lack of readily available “bid” and “asked” price for their securities, and a general loss of liquidity in their securities.

     The following table sets forth, for the periods indicated, the high and low bid information for the common stock. These bid prices were obtained from National Quotation Bureau, reflect interdealer prices, without retail markups, markdowns, or commissions and may not necessarily reflect actual transactions. Based on the very limited public float and trading in our common stock, we believe that such data may bear no relation to the true value of our common stock or the range of prices that would prevail in a liquid market.

Year	Quarter	High Bid	Low Bid
2002	1st	$0.35	$0.35
	2nd	1.50	1.50
	3rd	1.01	1.01
	4th	—	—
2003	1st	$—	$—
	2nd	0.25	0.25
	3rd	5.50	0.25
	4th	5.00	2.05
2004	1st	$4.00	$1.50

     992,920 of our 25,156,180 outstanding shares of common stock will be freely tradable without restriction under the Securities Act of 1933 unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. These shares will be eligible for sale in the public market, subject to certain volume limitations and the expiration of applicable holding periods under Rule 144 under the Securities Act of 1933. Non-affiliates currently hold 3,297,787 shares of our outstanding shares common stock, representing 13.1% of our outstanding shares. In general, under Rule 144 as currently in effect, provided that our company is then current with respect to its reporting requirements under the Exchange Act of 1934 and certain other conditions are met with respect to the manner of sale, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner or affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of the number of shares of common stock then outstanding or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     We have 5,863,787 shares of our common stock reserved for issuance upon exercise of outstanding stock purchase warrants. We are registering 5,205,000 of these shares by this prospectus.

     23,455,200 share of our common stock are reserved for issuance upon conversion of the outstanding shares of our Series A Preferred Stock and payment of dividends thereon. All of these shares of our common stock are being registered by this prospectus.

     In addition, 4,800,000 shares of common stock are reserved for issuance upon conversion of the outstanding shares of our Series B Preferred Stock.

     We can offer no assurance that an active public market in our shares will develop. Future sales of substantial amounts of our shares in the public market could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Dividends

     We have never declared any cash dividends with respect to our common stock. Future payment of dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors. The terms of our Series A Preferred Stock requires that we pay all accrued dividends on the outstanding shares of our Series A Preferred Stock before we can issue any dividends on shares of our common stock. We presently intend to retain future earnings, if any, for use in our business and have no present intention to pay cash dividends on our common stock.

EXPERTS

     The consolidated financial statements of Jill Kelly Productions Holdings, Inc. as of December 31, 2003 and for the year ended December 31, 2003 have been included herein and in the registration statement in reliance upon the report of Sherb & Co., LLP independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Jill Kelly Productions, Inc. as of December 31, 2002 and for each of the years in the two-year period ended December 31, 2002 have been included herein and in the registration statement in reliance upon the report of Sherb & Co., LLP independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

     Certain legal matters, including the legality of the issuance of the shares of common stock offered herein, are being passed upon for us by our counsel, Klehr, Harrison, Harvey, Branzburg & Ellers LLP, Philadelphia, Pennsylvania.

WHERE YOU CAN FIND MORE INFORMATION

     We have not previously been required to comply with the reporting requirements of the Exchange Act of 1934. However, once this registration statement becomes effective we will be required to file quarterly and annual reports and other information with the Securities and Exchange Commission.

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 to register the securities offered by this prospectus. The prospectus is part of the registration statement, and, as permitted by the Securities and Exchange Commission’s rules, does not contain all of the information in the registration statement. For future information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits and schedules filed as a part of the registration statement. You can review the registration statement and its exhibits at the public reference facility maintained by the Securities and Exchange Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The registration statement is also available electronically on the World Wide Web at http://www.sec.gov.

JILL KELLY PRODUCTIONS
HOLDING, INC.

29,266,380 SHARES OF COMMON
STOCK

PROSPECTUS

                   , 2004

Until                     [DATE], 2004 [90 days from the date of this prospectus], all dealers that effect transaction in these securities, whether or not participants in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Jill Kelly Productions Holding, Inc. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Jill Kelly Productions Holding, Inc. or that information contained herein is correct as of any time subsequent to the date hereof.

INDEX TO FINANCIAL STATEMENTS

F-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 24. Indemnification of Directors and Officers.

     Section 78.7502(1) of the General Corporation Law of Nevada, or the “NGCL,” provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he (a) is not liable pursuant to Section 78.138 of the NGCL (relating to intentional misconduct, fraud, or a knowing violation of law) or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 78.7502(2) of the NGCL provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 78.7502(3) of the NGCL provides that to the extent that a director, officer, employee or agent of a Nevada corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 78.7502(1) or (2) of the NGCL, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

     Article XI of our Amended and Restated Articles of Incorporation provides that none of our officers or directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as an officer or director to the fullest extent permitted by the NCGL. This provision, however, does not eliminate or limit the liability of a director or officer for any action or omission which involves intentional misconduct, fraud, or a knowing violation of law, or the payment of distributions in violation of Section 78.300 of the NGCL.

     Article XII of our Amended and Restated Articles of Incorporation provides that we are authorized, through enactment of a bylaw provision or through agreements with our agents, to indemnify any of our agents that breach a duty to us or our stockholders in excess of the indemnification otherwise permitted by law, subject to any limitations to such indemnification provided by law. Our bylaws currently do not provide for this excess indemnification and we have no current agreements with our agents to so provide this excess indemnification.

     Item 25. Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable by us in connection with the offer and sale of the shares of our common stock being registered by this registration statement. All amounts are estimates except for the SEC registration fee:

Item	Amount Payable by the Company
SEC Registration Fee	$4,264.26
Printing and Engraving Expenses	30,000.00
Transfer Agent’s Fee	5,000.00
Legal Fees and Expenses	75,000.00
Accounting Fees and Expenses	15,000.00
Blue Sky Fees and Expenses	5,000.00
Miscellaneous Expenses	5,698.66

Total	$140,000.00

     Item 26. Recent Sales of Unregistered Securities.

     On July 30, 2003, we issued 25,000 shares of our common stock to Jackson Steinem, Inc., the beneficial owner of which is Adam S. Gottbetter, managing partner of Gottbetter & Partners, LLP, which previously acted as legal counsel to our company. The shares were issued in exchange for $6,250 worth of non-legal services rendered to us. We valued these shares at $.25 per share. These shares were issued in reliance on Section 4(2) of the Securities Act of 1933.

     On August 4, 2003, we issued 25,000 shares of our common stock to Equivest Capital Associates pursuant to the terms of a Settlement and Mutual Release Agreement we entered into with Equivest on July 18, 2003 in consideration of the settlement of certain claims. We valued these shares at $6,250, or $.25 per share. These shares were issued in reliance on Section 4(2) of the Securities Act of 1933.

     On August 8, 2003, we entered into an Agreement and Plan of Merger with Jill Kelly Productions, Inc. and our wholly owned subsidiary, IDC Acquisition I Corp. On August 11, 2003, we issued 19,000,000 shares of our common stock to the stockholders of Jill Kelly Productions, Inc. in connection with the merger in exchange for all of the capital stock of Jill Kelly Productions, Inc. The shares issued in connection with the merger and the securities issued to Maximum Ventures, Inc. were issued in reliance on Section 4(2) of the Securities Act of 1933.

     In consideration of its advisory services in connection with the merger of IDC Acquisition Corp and Jill Kelly Productions, we paid Maximum Ventures, Inc. $10,000 and issued them a warrant for 3,201,213 shares of our common stock at an exercise price of $.0001. Maximum Ventures, Inc. rendered these advisory services to us pursuant to the terms of a Amended and Restated Advisory Agreement, dated as of June 26, 2003, between Jill Kelly Productions, Inc. and Maximum, as amended as of July 25, 2003 and January 29, 2004. On November 12, 2003, we issued Maximum Ventures, Inc. 3,201,213 shares of our common stock in connection with the exercise of this warrant. The warrant and the shares that we issued upon its exercise were issued in reliance on Section 4(2) of the Securities Act of 1933.

     On September 21, 2003, we issued 2,500 shares of Series A Preferred Stock and warrants to purchase 250,000 shares of our common stock at a price of $.25 per share until September 20, 2008 to Michael Koretsky pursuant to a Settlement Agreement between us and Mr. Koretsky. We issued these securities in consideration of the forgiveness of a $250,000 note held by Mr. Koretsky. These shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

     On September 30, 2003, we issued 1,200 shares of Series A Preferred Stock and warrants to purchase 120,000 shares of our common stock at a price of $.25 per share until September 29, 2008 to James Long pursuant to a Settlement Agreement between us and Mr. Long. We issued these securities in consideration of the forgiveness of a $120,000 note held by Mr. Long. These shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

     On October 31, 2003, we issued 1,000 shares of Series A Preferred Stock and warrants to purchase 100,000 shares of our common stock at a price of $.25 per share until October 30, 2008 to William O. Baxter pursuant to a Settlement Agreement between us and Mr. Baxter. We issued these securities in consideration of the forgiveness of a $100,000 note held by Mr. Baxter. These shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

     On November 17, 2003, we issued 12,500 shares of our Series A Preferred Stock and warrants to purchase 1,250,000 shares of our common stock at a price of $.25 per share until November 16, 2008 to the Robert A. Friedland Trust, a trust whose trustee is our chief executive officer and secretary, Robert A. Friedland, pursuant to a Settlement Agreement between us and the Robert A. Friedland Trust. We issued these securities in consideration of the forgiveness of

$1,250,000 under a promissory note held by the Matzuda Corporation, which is owned and controlled by Mr. Friedland. These shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

     On November 18, 2003, we issued 500,000 shares of our common stock to Corporate Builders, L.P. pursuant to a Consulting Agreement, dated August 5, 2003, among us, Maximum Ventures, Inc. and Corporate Builders. We issued these shares to Corporate Builders as partial consideration for its business consulting services under this agreement. These shares were issued in reliance on Section 4(2) of the Securities Act of 1933.

     On November 19, 2003, we issued 1,000 shares of Series A Preferred Stock and warrants to purchase 100,000 shares of our common stock at a price of $.25 per share until November 18, 2008 to Ronald V. Patterson pursuant to a Settlement Agreement between us and Mr. Patterson. We issued these securities in consideration of the forgiveness of a $100,000 note held by Mr. Patterson. These shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

     On November 19, 2003, we issued 1,000 shares of Series A Preferred Stock and warrants to purchase 100,000 shares of our common stock at a price of $.25 per share until November 18, 2008 to Joseph London pursuant to a Settlement Agreement between us and Mr. London. We issued these securities in consideration of the forgiveness of a $100,000 note held by Mr. London. These shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

     On November 25, 2003, we issued 250 shares of Series A Preferred Stock and warrants to purchase 25,000 shares of our common stock at a price of $.25 per share until November 24, 2008 to Michael Slipyan pursuant to a Settlement Agreement between us and Mr. Slipyan. We issued these securities in consideration of the forgiveness of a $25,000 note held by Mr. Slipyan. These shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

     During the period from July 30, 2003 to February 25, 2004, we completed a private offering of 32,350 units to the following “accredited investors” at a price of $100 per unit or $3,235,000 in the aggregate:

•	Robert Hollis	•	David A. Hoines, P.A. Pension Plan
•	Stanley Katz	•	Jermoe Bresson
•	John Stewart	•	John Stewart
•	Azriel Nagar and Sheila Nagar	•	Mark Friedman
•	Julian Herkowitz	•	Matthew Smith
•	AMJ Corp.	•	Daniel R. Ice
•	Kings Against 3, LLC	•	Charles Potter
•	Eugine J. Friedman	•	Morris Silver
•	JKL Capital L.P.	•	Gewinner W. Garrison
•	Rosemary Friedman	•	Beryl Weiner
•	Bernard Brown	•	David Boschart

•	R. Brooke Hollis	•	Alexander R. Ice
•	Emiko Ishioka	•	Charles R. Whalen
•	Morton Berman	•	Mitchell J. and Kathleen W. Birzon
•	Axriel Nagar	•	Grace K. Walls
•	Jack Luchese	•	Victor I. Polakoff
•	Maximum Ventures, Inc.

     Each unit consists of 1 share of our Series A Preferred Stock and warrants to purchase 100 share of our common stock at a price of $.25 per share at any time for five years from the date of issuance. The units were issued in reliance on Section 4(2) and Rule 506 of Regulation D of the Securities Act of 1933. Maximum Ventures, Inc. received $583,500 in consideration of its advisory services to us in connection with this transaction.

     On January 20, 2004, we issued 606,180 shares of our common stock to Maximum Ventures, Inc. upon conversion of 1,500 shares of our Series A Preferred Stock by Maximum Ventures, Inc. and payment of accrued interest on such shares.

     On January 23, 2004, we issued 250 shares of Series A Preferred Stock and warrants to purchase 25,000 shares of our common stock at a price of $.25 per share until January 22, 2009 to Kate Edelman Johnson pursuant to a Settlement Agreement between us and Ms. Johnson. We issued these securities in consideration of the forgiveness of a $25,000 note held by Ms. Johnson. These shares and warrants were issued in reliance on Rule 506 of Regulation D of the Securities Act of 1933.

     On April 21, 2004, we issued 600,000 shares of our Series B Preferred Stock to Armadillo Investments, PLC in a private placement pursuant to the terms of a Convertible Stock Purchase Agreement, dated as of March 26, 2004, between Armadillo Investments, PLC and us. In consideration of the issuance of these shares of our Series B Preferred Stock, Armadillo issued 3,191,459 shares of its ordinary shares to us. We subsequently sold all of these shares, which resulted in gross proceeds to us of $2,825,000. In order to induce Armadillo to purchase our shares of Series B Preferred Stock, we agreed to issued 800,000 shares of our common stock to Armadillo’s affiliate, Jubilee Investment Trust, PLC. All of these shares were issued in reliance on Regulation S of the Securities Act of 1933.

     We paid Maximum Ventures, Inc. $228,347.10 on April 21, 2004 for business advisory services it rendered to us in connection with the sale of our Series B Preferred Stock. We expect to pay Maximum Ventures, Inc. an additional fee of approximately $55,000 on or before May 21, 2004, for advisory services it rendered to us in connection with the sale of our Series B Preferred Stock. We will know the exact amount of the fee once we receive the remaining proceeds from the sale of the ordinary shares of Armadillo Investments, PLC that we acquired in connection with the sale of our Series B Preferred Stock.

     We have made the determination that each purchaser of shares of our capital stock in the foregoing transactions had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment. There was no general solicitation or general advertising used to market the securities issued on connection with these transactions. All purchasers represented in writing that they acquired the securities for their own accounts. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act of 1933 and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Item 27. Exhibits.

Exhibit
Number		Description
2.1	—	Stock Purchase Agreement, dated as of February 2002, among Turf Holding Inc., Ming Capital Enterprises Inc., Private Investment Company Ltd. and Alan Schram

2.2	—	Agreement and Plan of Merger, dated as of August 8, 2003, by and among Jill Kelly Productions, Inc., IDC Acquisition I Corp. and IDC Technologies, Inc.

3.1	—	Amended and Restated Articles of Incorporation of Jill Kelly Productions Holding, Inc.

3.2	—	By-Laws of Jill Kelly Productions Holding, Inc.

4.1	—	Specimen Certificate of Common Stock

4.2	—	Form of Common Stock Purchase Warrant issued with Series A Preferred Stock

5.1	—	Opinion of Klehr, Harrison, Harvey, Branzburg & Ellers LLP as to the legality of the shares of common stock being registered (to be filed by amendment)

10.1	—	Promissory Note in the principal amount of $778,414.05 issued to Matzuda Corporation

10.2	—	Settlement Agreement with Michael Koretsky, dated as of September 21, 2003

10.3	—	Settlement Agreement with James Long, dated as of September 21, 2003

10.4	—	Settlement Agreement with William O. Baxter, dated as of October 31, 2003

10.5	—	Settlement Agreement with Robert A. Friedland Trust, dated as of November 17, 2003

10.6	—	Settlement Agreement with Ronald V. Patterson, dated as of November 19, 2003

10.7	—	Settlement Agreement with Joseph London, dated as of November 19, 2003

10.8	—	Settlement Agreement with Michael Slipyan, dated as of November 25, 2003

10.9	—	Settlement Agreement with Kate Edelman Johnson, dated as of January 23, 2004

10.10	—	Form of Subscription Agreement for Series A Preferred Stock

10.11	—	Series B Convertible Preferred Stock Purchase Agreement, dated as of March 26, 2004, by and between Jill Kelly Productions Holding, Inc. and Armadillo Investments, PLC

10.12	—	Registration Rights Agreement, dated as of March 26, 2004, by and between Jill Kelly Productions Holding, Inc. and Armadillo Investments, PLC

10.13	—	Side Letter Agreement, dated as of March 5, 2004, by and among Jill Kelly Productions Holding, Inc. Jubilee Investments Trust, PLC and Armadillo Investments, PLC

10.14	—	Side Letter Agreement, dated as of April 20, 2004, by and among Jill Kelly Productions Holding, Inc. Jubilee Investments Trust, PLC, Armadillo Investments, PLC, Maximum Ventures, Inc. and Maximum Media Ventures, LLC

Exhibit
Number		Description
10.16	—	Consulting Agreement, dated as of August 5, 2003, among Jill Kelly Productions Holdings, Inc., Maximum Ventures, Inc. and Corporate Builders, L.P.

10.17	—	Factoring Agreement, dated as of March 29, 2001, among Summit Financial Resources, L.P., and J.K. Distribution, Inc. and Jill Kelly Productions, Inc.

10.18	—	Licensing Agreement regarding video rights, dated as of September 23, 2003, between Jill Kelly Productions, Inc. and Global Distributors Netherlands B.V.

10.19	—	Employment Agreement, dated as of September 1, 2003, with Robert A. Friedland (to be filed by amendment)

10.20	—	Employment Agreement, dated as of September 1, 2003, with Adrianne D. Moore (to be filed by amendment)

10.21	—	Employment Agreement, dated as of September 1, 2003, with Ronald C. Stone (to be filed by amendment)

11.1	—	Statement re: Computation of Per Share Earnings (to be filed by amendment)

21.1	—	List of Subsidiaries of Jill Kelly Productions Holding, Inc.

23.1	—	Consent of Sherb & Co. regarding Jill Kelly Productions Holdings, Inc. and Jill Kelly Productions, Inc.

23.2	—	Consent of Klehr, Harrison, Harvey, Branzburg & Ellers LLP

     Item 28. Undertakings.

     (a) We shall undertake to:

     (1) File, during any period in which we offers or sales securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement (or the most recent post-effective amendment thereof).

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at then end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company pursuant to any provisions contained in our Articles of Incorporation, By-Laws, or otherwise, we have been advised that in the opinion of the Security and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) We further undertake that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of West Hollywood, California on May 14, 2004.

JILL KELLY PRODUCTIONS HOLDING, INC.
By:	/s/ Robert A. Friedland
Robert A. Friedland
Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, the registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Dated

/s/ Robert A. Friedland Robert A. Friedland	Chief Executive Officer, Chairman of the Board and Secretary (principal executive officer)	May 14, 2004

/s/ Adrianne D. Moore Adrianne D. Moore	President and Vice Chairman of the Board	May 14, 2004

/s/ Ronald C. Stone Ronald C. Stone	Chief Operating Officer, Chief Financial Officer and Director (principal accounting officer and principal financial officer)	May 14, 2004

Jill Kelly Productions Holding, Inc.

Exhibit
Number		Description
2.1	—	Stock Purchase Agreement, dated as of February 2002, among Turf Holding Inc., Ming Capital Enterprises Inc., Private Investment Company Ltd. and Alan Schram

2.2	—	Agreement and Plan of Merger, dated as of August 8, 2003, by and among Jill Kelly Productions, Inc., IDC Acquisition I Corp. and IDC Technologies, Inc.

3.1	—	Amended and Restated Articles of Incorporation of Jill Kelly Productions Holding, Inc.

3.2	—	By-Laws of Jill Kelly Productions Holding, Inc.

4.1	—	Specimen Certificate of Common Stock

4.2	—	Form of Common Stock Purchase Warrant issued with Series A Preferred Stock

5.1	—	Opinion of Klehr, Harrison, Harvey, Branzburg & Ellers LLP as to the legality of the shares of common stock being registered (to be filed by amendment)

10.1	—	Promissory Note in the principal amount of $778,414.05 issued to Matzuda Corporation

10.2	—	Settlement Agreement with Michael Koretsky, dated as of September 21, 2003

10.3	—	Settlement Agreement with James Long, dated as of September 21, 2003

10.4	—	Settlement Agreement with William O. Baxter, dated as of October 31, 2003

10.5	—	Settlement Agreement with Robert A. Friedland Trust, dated as of November 17, 2003

10.6	—	Settlement Agreement with Ronald V. Patterson, dated as of November 19, 2003

10.7	—	Settlement Agreement with Joseph London, dated as of November 19, 2003

10.8	—	Settlement Agreement with Michael Slipyan, dated as of November 25, 2003

10.9	—	Settlement Agreement with Kate Edelman Johnson, dated as of January 23, 2004

10.10	—	Form of Subscription Agreement for Series A Preferred Stock

10.11	—	Series B Convertible Preferred Stock Purchase Agreement, dated as of March 26, 2004, by and between Jill Kelly Productions Holding, Inc. and Armadillo Investments, PLC

10.12	—	Registration Rights Agreement, dated as of March 26, 2004, by and between Jill Kelly Productions Holding, Inc. and Armadillo Investments, PLC

10.13	—	Side Letter Agreement, dated as of March 5, 2004, by and among Jill Kelly Productions Holding, Inc. Jubilee Investments Trust, PLC and Armadillo Investments, PLC

10.14	—	Side Letter Agreement, dated as of April 20, 2004, by and among Jill Kelly Productions Holding, Inc. Jubilee Investments Trust, PLC, Armadillo Investments, PLC, Maximum Ventures, Inc. and Maximum Media Ventures, LLC

10.16	—	Consulting Agreement, dated as of August 5, 2003, among Jill Kelly Productions Holdings, Inc., Maximum Ventures, Inc. and Corporate Builders, L.P.

Exhibit
Number		Description
10.17	—	Factoring Agreement, dated as of March 29, 2001, among Summit Financial Resources, L.P., and J.K. Distribution, Inc. and Jill Kelly Productions, Inc.

10.18	—	Licensing Agreement regarding video rights, dated as of September 23, 2003, between Jill Kelly Productions, Inc. and Global Distributors Netherlands B.V.

10.19	—	Employment Agreement, dated as of September 1, 2003, with Robert A. Friedland (to be filed by amendment)

10.20	—	Employment Agreement, dated as of September 1, 2003, with Adrianne D. Moore (to be filed by amendment)

10.21	—	Employment Agreement, dated as of September 1, 2003, with Ronald C. Stone (to be filed by amendment)

11.1	—	Statement re: Computation of Per Share Earnings (to be filed by amendment)

21.1	—	List of Subsidiaries of Jill Kelly Productions Holding, Inc.

23.1	—	Consent of Sherb & Co. regarding Jill Kelly Productions Holdings, Inc. and Jill Kelly Productions, Inc.

23.2	—	Consent of Klehr, Harrison, Harvey, Branzburg & Ellers LLP

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders’

Jill Kelly Productions Holding, Inc.

      We have audited the accompanying consolidated balance sheet of Jill Kelly Productions Holding, Inc. as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of Jill Kelly Productions Holding, Inc. as of December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ SHERB & CO., LLP
Sherb & Co., LLP
Certified Public Accountants

New York, New York

February 20, 2004
With respect to Note 16
March 26, 2004

JILL KELLY PRODUCTIONS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,
2003

ASSETS
CURRENT ASSETS:
Cash	$171,748
Accounts receivable, net	285,705
Inventories	364,663
Other current assets	203,701

TOTAL CURRENT ASSETS	1,025,817
PROPERTY AND EQUIPMENT, net	55,154
FILM PRODUCTION COSTS, net	5,711,104

$6,792,075

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$587,150
Accrued expenses	483,563
Income tax payable	361,000
Loans payable	233,249
Due to related party	778,414
Dividends payable	82,211
Capital lease obligations	22,001
Customer advances	50,642

TOTAL CURRENT LIABILITIES	2,598,230
NOTES PAYABLE	1,272,031
DUE TO INVESTORS	1,681
STOCKHOLDERS’ EQUITY:
Preferred stock, $.001 par value; authorized 1,030,000 shares; issued and outstanding 48,800 shares	1,270,146
Common stock, $.001 par value; authorized 300,000,000 shares; issued and outstanding 23,750,000 shares	23,750
Additional paid-in capital	12,081,163
Accumulated Deficit	(10,454,926)

TOTAL STOCKHOLDERS’ EQUITY	2,920,133

$6,792,075

The accompanying notes are an integral part of the consolidated financial statements.

JILL KELLY PRODUCTIONS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,

	2003	2002

REVENUES	$3,908,788	$3,619,905
COST OF REVENUES	2,242,746	1,828,823

GROSS PROFIT	1,666,042	1,791,082
OPERATING EXPENSES:
General and administrative	523,892	235,284
Stock based compensation	3,181,920	37,500
Advertising	231,296	259,775
Bad debt expense	27,650	230,194
Other operating expenses	844,613	608,051

TOTAL OPERATING EXPENSES	4,809,371	1,370,804

INCOME (LOSS) FROM OPERATIONS	(3,143,329)	420,278
OTHER INCOME (EXPENSE):
Interest income	11,095	7,007
Interest expense	(5,829,492)	(21,062)

TOTAL OTHER INCOME (EXPENSE)	(5,818,397)	(14,055)

NET INCOME BEFORE INCOME TAXES	(8,961,726)	406,223
Provision for income taxes	—	177,000

NET INCOME (LOSS)	(8,961,726)	229,223
Deemed and accrued preferred stock dividend	(274,157)	—

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$(9,235,883)	$229,223

NET INCOME (LOSS) PER SHARE — basic and diluted	$(1.02)	$0.23

WEIGHTED NUMBER OF SHARES OUTSTANDING — basic and diluted	9,056,142	998,787

The accompanying notes are an integral part of the consolidated financial statements.

JILL KELLY PRODUCTIONS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Total
	Preferred Stock		Common Stock		Additional		Stockholders’
					Paid-In	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance, January 1, 2002	—	$—	998,787	$999	$—	$(1,449,066)	$(1,448,067)
Net income	—	—	—	—	—	229,223	229,223

Balance, December 31, 2002	—	—	998,787	999	—	(1,219,843)	(1,218,844)

Issuance of warrants for interest	—	—	—	—	5,754,494	—	5,754,494
Issuance of warrants for services					919,100	—	919,100
Reverse acquisition	—	—	19,000,000	19,000	(19,000)	—	—
Preferred stock issued for cash net of expenses of $633,500 and beneficial conversion of $1,567,500	29,100	709,000	—	—	1,567,500	—	2,276,500
Preferred stock issued for debt net of beneficial conversion of $1,600,000	19,700	370,000	—	—	1,600,000	—	1,970,000
Amortization of beneficial conversion	—	191,146	—	—	—	(191,146)	—
Accrued dividends	—	—	—	—	—	(82,211)	(82,211)
Conversion of warrants	—	—	3,201,213	3,201	(2,881)	—	320
Stock issued to Equivest			25,000	25	6,225	—	6,250
Stock issued for non-legal services			25,000	25	6,225	—	6,250
Stock issued to Corporate Builders	—	—	500,000	500	2,249,500	—	2,250,000
Net loss	—	—	—	—	—	(8,961,726)	(8,961,726)

Balance, December 31, 2003	48,800	$1,270,146	23,750,000	$23,750	$12,081,163	$(10,454,926)	$2,920,133

The accompanying notes are an integral part of the consolidated financial statements.

JILL KELLY PRODUCTIONS HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(8,961,726)	$229,223

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	21,992	1,193
Amortization	1,736,596	1,359,851
Interest Expense	5,754,494	—
Stock based compensation	3,181,920	37,500
Changes in assets and liabilities:
Accounts receivable, net	379,769	19,269
Inventories	(105,562)	(64,174)
Other current assets	(167,675)	(32,172)
Accounts payable	1,572	92,557
Accrued expenses	287,234	79,776
Income tax payable	—	177,000
Customer advances	(264,278)	314,920

TOTAL ADJUSTMENTS	10,826,062	1,985,720

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,864,336	2,214,943

CASH FLOWS FROM INVESTING ACTIVITIES:
Film production costs	(4,045,528)	(3,225,344)
Capital expenditures	(72,518)	(1,857)

NET CASH USED IN INVESTING ACTIVITIES	(4,118,046)	(3,227,201)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from officer	—	(154,826)
Due to related party	—	698,966
Loans payable	233,249	—
Note payable	—	132,921
Capital lease obligations	22,001	—
Due to investors	(203,352)	205,033
Common stock issued for cash	—	200,000
Exercise of Warrants	3,201	—
Preferred Stock issued for cash	2,276,500	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,331,599	1,082,094

NET INCREASE IN CASH	77,889	69,836
CASH, BEGINNING OF YEAR	93,859	24,023

CASH, END OF YEAR	$171,748	$93,859

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$30,662	$13,341

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
Preferred stock issued for debt	$3,570,000	$—

Accrued and deemed dividends	$273,357	$—

Liabilities assumed per acquisition	$1,399,372	$—

The accompanying notes are an integral part of the consolidated financial statements.

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

Note 1 —	Organization and Nature of Operations

      Jill Kelly Productions, Inc. was incorporated in the State of Delaware in July 2000 to engage in the production and distribution of adult movies.

      In August 2003, IDC Technologies, Inc. completed a reverse triangular merger with Jill Kelly Productions, Inc. via its acquisition subsidiary IDC Acquisition I Corp. IDC Acquisition I Corp. merged with and into Jill Kelly Productions, Inc., such that as of the closing of the transaction, Jill Kelly Productions, Inc. was the surviving entity. Pursuant to this merger, IDC Technologies, Inc. acquired 100% of the outstanding capital stock of Jill Kelly Productions, Inc. in exchange for 19,000,000 shares of common stock of IDC Technologies, Inc. that was issued to the former stockholders of Jill Kelly Productions, Inc. Jill Kelly Productions, Inc. became a wholly-owned operating subsidiary of IDC Technologies, Inc. and the former stockholders of Jill Kelly Productions, Inc. owned approximately 95% of the outstanding shares of common stock of IDC Technologies, Inc. In August 2003, IDC Technologies, Inc. changed its name to Jill Kelly Productions Holding, Inc.

      The merger with Jill Kelly Productions, Inc. was accounted for as a reverse acquisition. Although IDC Technologies, Inc. was the legal acquirer in the merger, Jill Kelly Productions, Inc. was the accounting acquirer since its stockholders acquired a majority ownership interest in IDC Technologies, Inc. Consequently, the historical financial information included in these financial statements prior to August 8, 2003 is that of Jill Kelly Productions, Inc. Accordingly, the term “Company” used herein refers to (i) Jill Kelly Productions, Inc. prior to August 8, 2003 and (ii) Jill Kelly Productions Holding, Inc. after August 8, 2003.

      Prior to February 25, 2004, the Company exclusively distributed it movies through J.K. Distribution, Inc., a Nevada corporation, owned equally by Robert A. Friedland, Ronald C. Stone and Adrianne D. Moore, the Company’s officers and directors. On February 25, 2004, the officers and directors contributed all of the capital stock of J.K. Distribution, Inc. to the capital of the Company.

Note 2 —	Summary of Significant Accounting Policies

      Accounting Method. The Company’s financial statements are prepared using the accrual method of accounting.

      Principles of Consolidation. The consolidated financial statements of the Company include those of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

      Cash and Cash Equivalents. The Company considers all highly liquid short-term investments, with a remaining maturity of three months or less when purchased, to be cash equivalents.

      Accounts Receivable. The Company provides an allowance for losses on trade receivables based on a review of the current status of existing receivables and management’s evaluation of periodic aging of accounts. Accounts receivable are shown net of allowances for doubtful accounts of $32,620 at December 31, 2003. The Company charges off accounts receivable against the allowance for losses when an account is deemed to be uncollectible.

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Inventory. Inventories of DVD’s, VHS’s, Boxes and Wraps are stated at the lower of cost, determined by the first-in, first-out method, or market.

      Property and Equipment. Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets, which range from three to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

      Income Taxes. Income taxes are accounted for in accordance with the provisions of SFAS No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

      Fair Value of Financial Instruments. The carrying amount reported in the balance sheet for cash and cash equivalents, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

      Advertising. Advertising costs are expensed as incurred. Advertising expense incurred for the years ended December 31, 2003, and 2002 totaled $231,296 and $259,775 respectively.

      SOP 00-2. Effective October 1, 2000, the Company adopted two new accounting pronouncements, AICPA Statement of Position No. 00-2, “Accounting by Producers or Distributors of Films (SOP 00-2) and SFAS 133, subsequently amended by Statement of Financial Accounting Standards No. 138 (SFAS 138).

      SOP 00-2 establishes accounting standards for producers and distributors of films, which resulted in changes in revenue recognition and accounting for exploitation costs, including advertising and marketing expenses and development and overhead costs.

      Earnings (Loss) Per Common Share. Earnings (loss) per common share is computed using the weighted average number of shares outstanding. Potential common shares includable in the computation of fully diluted per share results are not presented in the financial statements as their effect would be anti-dilutive.

      Revenue Recognition. The Company recognizes revenue from VHS and DVD sales when there is an agreement to purchase the product at a fixed or determinable price, shipment of product and assurance of collection within a reasonable period of time. Revenues from licensing of films are recorded when material is available by the licensee and when certain other conditions are met.

      Film Production Costs. The capitalized Film Production costs include direct negative costs, production overhead, interest, and development costs and are stated at the lower of cost, less accumulated amortization, or fair value. Marketing, distribution, and general and administrative costs are expensed as incurred.

      Film production costs are expensed based on the ratio of the current period’s gross revenues to estimated remaining total gross revenues from all sources on an individual production basis. Estimated remaining gross revenue from all sources for film productions includes revenue that will be earned within ten years of the date of the initial release for film productions. For acquired film libraries, remaining revenues include amounts to be earned for up to 20 years from the date of acquisition. Development costs for projects that have been determined will not go into production or have not been set for production within three years, are written-off.

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of the film. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted, if necessary. Such adjustments could have a material effect on results of operations in future periods.

      Capitalized film production costs at December 31, 2003 are $5,711,104 net of accumulated amortization of $4,076,237. Amortization expense for the years ending December 31, 2003 and 2002 is $1,736,596 and $1,359,851, respectively.

      Stock Based Compensation. Financial Accounting Statement No. 123, Accounting for Stock Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the “disclosure only” alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

      Recent Accounting Pronouncements. In August 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit, or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. The Company believes the adoption of SFAS 146 will have no significant impact on its financial statements. This statement is effective for exit or disposal activities initiated after December 31, 2002.

      In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for interim periods beginning after December 15, 2002 and for fiscal years ending after December 15, 2002.

      In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, “Amendment of FASB Statement No. 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement is effective for contracts entered into or modified after June 30, 2003.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company believes the adoption of SFAS 150 will have no significant impact on its financial statements. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities.

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Matters

      Certain prior year amounts have been reclassified to conform to current year presentation.

Note 3 — Property and Equipment

      Property and equipment at December 31, 2003 consists of the following:

Furniture, fixtures, exhibits and props	$48,945
Equipment	21,582
Tenant Improvements	21,489

92,017
Less accumulated depreciation	(36,862)

Net property and equipment	$55,154

      Depreciation expense for the years ended December 31, 2003 and 2002 was $21,992 and $1,193, respectively.

Capital Leases

      The Company has entered into capital leases for equipment. The leases are for 36 months and contain bargain purchase provisions so that the Company can purchase the equipment at the end of each lease. The following sets forth the minimum future lease payments and present values of the net minimum lease payments under these capital leases:

Year Ended December 31,

2004	$19,393
2005	3,583
2006	299

Total minimum lease payments	23,275
Less: Imputed interest	1,274

Present value of net minimum lease payments	$22,001

      In the year ended December 31, 2003, the Company paid $16,784 in principal and $2,310 in interest on capital leases.

Note 4 —	Accrued Expenses

      Accrued expenses at December 31, 2003 consist of the following:

Accrued payroll taxes	$180,714
Accrued royalties (see Note 10)	180,278
Accrued other	122,572

$483,564

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Customer Advances

      On December 10, 2002, a customer advanced the Company the sum of $300,000. Upon receipt the Company issued the customer a $360,000 credit against their current account receivable. This credit will be offset against future revenues from this customer. The balance of the credit at December 31, 2003 is $50,642.

Note 6 — Loans Payable

      The Company had the following loan obligations as of December 31, 2003,

(1) Individual	$35,000
(2) Due to Officer	55,000
(3) S & W, LLP	15,000
(4) Summit Financial	128,249

$233,249

(1)	This balance represents a demand loan from an individual at 10% interest per annum.

(2)	This balance represents a demand loan from an officer of the Company at no interest.

(3)	This balance represents a demand loan from a company at no interest. This loan was converted into Series A Preferred Stock in 2004.

(4)	This balance represents the factoring agreement with Summit Financial. The Company pays a base commission of a rate of 2% of the face amount for the first 60 day period, or part thereof, and an additional 1.25% of the face amount for each additional 30 day period until payment in full is received on the account. If in default the Company shall pay a base commission of 10% above the applicable base commission. The Company also pays a daily funds rate of prime plus 2% divided by 360. If in default, the Company pays an additional 10% of the applicable daily funds rate. This balance is collateralized by the Company’s accounts receivable.

Note 7 —	Notes Payable

      The Company had an obligation of $778,414 to the Matzuda Corporation (“Matzuda”) as of December 31, 2003. Matzuda is controlled by Robert A Friedland who is also an officer of the Company. The Company borrows money from Matzuda to finance the production of films. The Company pays interest to Matzuda of 15% per annum and the balance is due on demand. During the year ended December 31, 2003 Matzuda converted $1,250,000 of debt into 12,500 shares of Series A Preferred Stock and 1,250,000 warrants. (see Note 14)

Note 8 —	Due to Investors

      Amount due to Individual per the November 23, 2000 Production and Distribution Agreement for monies advanced to the Company for the production of two films. The outstanding balance at December 31, 2003 is $1,681.

Note 9 —	Income Taxes

      The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes (“SFAS No. 109”). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

	Year Ended December 31,

	2003	2002

Income taxes (benefit) computed at statutory rate	$(3,137,000)	$155,000
State income taxes (benefit), net of Federal benefit	(537,000)	22,000
Permanent differences — stock based compensation	3,664,000	—
Permanent differences — other	10,000	—

Provision for income taxes	$—	$177,000

Note 10 —	Commitments and Contingencies

      From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to personal injury claims, contract matters, and employment claims. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operation of the Company.

      On May 29, 2003, Kevin Smith and Canyon Capital Marketing (together, the “Smith Plaintiffs”) filed suit against IDC Technologies Inc., et al. (predecessor entity to Jill Kelly Productions Holding, Inc.) (“IDC Technologies”) in the Superior Court of the State of California for the County of San Diego seeking payment of $165,137.00, plus other expenses, interest and costs of the suit. A first amended complaint was filed with the court on September 2, 2003 and subsequently served on JKXJ. The Smith Plaintiffs claim that they are holders of an alleged promissory note (the “Promissory Note”) in the amount of $165,137.00. According to the Smith Plaintiffs, the Promissory Note was purportedly executed by an officer of a predecessor entity to IDC Technologies on June 1, 1999 and bears interest at eight percent per annum from that date. The Smith Plaintiffs assert causes of action for the alleged breach of the Promissory Note and for judicial foreclosure on their alleged security interest. On October 22, 2003, the Company filed an answer and counterclaim, denying the allegations of the complaint seeking payment on the Promissory Note and seeking payment from the officers of predecessor entities for failing to disclose the purported liability. The Company intends to defend this action and pursue its counterclaim vigorously.

      The Company has entered into several agreements to distribute films produced by other Companies. The Company pays a royalty fee based on a percentage of sales from those films ranging anywhere from 37.5 to 90 percent.

      The Company has entered into a non-cancelable operating lease for facilities. Rental expense was approximately $76,944 the year ended December 31, 2003. Future minimum lease payments under this operating lease are as follows:

For the Year Ended December 31,

2004	$58,037
2005	59,778
2006	61,572
2007	63,419
2008	29,679

Total minimum lease payments	$272,485

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11 — ACQUISITION

      On August 8, 2003, the Company completed a reverse triangular merger (“merger”) with IDC Technologies, Inc. via its acquisition subsidiary IDC Acquisition I Corp. (“IDC”). IDC became the surviving company of the merger which changed its name to Jill Kelly Productions Holding, Inc. As part of the merger, 19,000 shares outstanding of JKP common stock was cancelled and exchanged for IDC common stock at the exchange ratio of 1,000 to 1. As a result the stockholders’ of JKP received 19,000,000 shares of the Company’s common stock on August 13, 2003.

      The acquisition of JKP by IDC has been accounted for as a reverse acquisition for financial accounting purposes. The reverse merger is deemed a capital transaction and the net assets of JKP (the accounting acquirer) are carried forward to IDC (the legal acquirer and the reporting entity) at their carrying value before the combination. The acquisition process utilizes the capital structure of IDC and the assets and liabilities of JKP are recorded at historical cost. The financial statements of JKP and the Company are being combined for the period from January 1, 2003 through December 31, 2003. In these financial statements, JKP is the operating entity for financial reporting purposes and the financial statements for all periods presented represent JKP’s financial position and results of operations. The equity of JKP is the historical of IDC retroactively restated to reflect the number of shares issued in the transaction.

      The Company assumed liabilities of IDC totaling $1,399,372 as a result of the merger. The liabilities included $1,272,031 of notes payable plus accrued interest and $127,341 in accounts payable.

Note 12 —	ISSUANCE OF COMMON STOCK, SERIES A PREFERRED STOCK AND WARRANTS FOR CASH SERVICES AND DEBT

      On July 30, 2003, the Company issued 25,000 shares of common stock to Jackson Steinem, Inc., the beneficial owner of which is Adam S. Gottbetter, managing partner of Gottbetter & Partners, LLP, formerly counsel to the Company. The shares were issued in exchange for non legal services rendered. The Company valued the shares at market on the date of issuance which resulted in stock based compensation of $6,250.

      On August 4, 2003, the Company issued 25,000 shares of common stock to Equivest Capital Associates (“Equivest”). On January 31, 2001, the Company entered into an Indemnification Agreement (the “Indemnification Agreement”) with Equivest in which it assigned and Equivest agreed to assume certain of the Company’s debts and liabilities in exchange for the Company’s common stock, upon terms and conditions contained in the Indemnification Agreement. Certain of the Company’s shares were not delivered to Equivest. The Company entered into a Settlement and Mutual Release Agreement with Equivest on July 18, 2003 in which the Company agreed to issue Equivest 25,000 shares in consideration of the settlement of certain claims Equivest had against the Company under the Indemnification Agreement. Accordingly, the Company expensed the shares at market on the date of issuance for $6,250.

      On August 8, 2003, the entered into an Agreement and Plan of Merger (the “Merger Agreement”) with JKP and its wholly owned subsidiary, IDC Acquisition I Corp. On August 11, 2003, the Company issued 19,000,000 shares of common stock to the shareholders of JKP in connection with the merger (the “Merger”) contemplated in the Merger Agreement. (see Note 11)

      On September 21, 2003 we issued 2,500 shares of Series A Preferred Stock and 250,000 common stock purchase warrants to purchase 250,000 shares of common stock at a price of $.25 per share until August 10, 2008 to Michael Koretsky pursuant to a Settlement Agreement between Mr. Koretsky and the Company. This Settlement Agreement provides that the shares and warrants were issued by the Company for the forgiveness of a $250,000 note held by Mr. Koretsky. The Company used the Black-Scholes model to value the warrants which resulted in the recognition of interest expense for $34,550.

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On September 30, 2003, the Company issued 1,200 shares of Series A Preferred Stock and 120,000 common stock purchase warrants to purchase 120,000 shares of common stock at a price of $.25 per share until August 10, 2008 to James Long pursuant to a Settlement Agreement between Mr. Long and the Company. This Settlement Agreement provides that the shares and warrants were issued by the Company for the forgiveness of a $120,000 note held by Mr. Long. The Company used the Black-Scholes model to value the warrants which resulted in the recognition of interest expense for $16,584.

      On October 31, 2003, the Company issued 1,000 shares of Series A Preferred Stock and 100,000 common stock purchase warrants to purchase 100,000 shares of common stock at a price of $.25 per share until August 10, 2008 to William O. Baxter pursuant to a Settlement Agreement between Mr. Baxter and the Company. This Settlement Agreement provides that the shares and warrants were issued by the Company for the forgiveness of a $100,000 note held by Mr. Baxter. The Company used the Black-Scholes model to value the warrants which resulted in the recognition of interest expense for $278,710.

      On November 12, 2003, the Company issued 3,201,213 shares common stock to Maximum Ventures, Inc. (“MVI”) in connection with the exercise of warrants. These warrants were issued at the time of the Merger under the terms of an Amended and Restated Advisory Agreement (the “Advisory Agreement”), dated June 26, 2003 between JKP and MVI, amended by the First Amendment to Amended and Restated Advisory Agreement, dated July 25, 2003. The Advisory Agreement provided that MVI receive the warrants as part of its compensation for its services as a business advisor.

      On November 17, 2003, the Company issued 12,500 shares of Series A Preferred Stock and 1,250,000 common stock purchase warrants to purchase 1,250,000 shares of common stock at a price of $.25 per share until August 10, 2008 to the Robert A. Friedland Trust, a trust whose trustee is our chief executive officer and secretary, Robert A. Friedland, pursuant to a Settlement Agreement between the Robert A. Friedland Trust and the Company. This Settlement Agreement provides that the shares and warrants were issued by the Company for the forgiveness of a $1,250,000 note held by the Robert A. Friedland Trust. The Company used the Black-Scholes model to value the warrants which resulted in the recognition of interest expense for $4,727,875.

      On November 18, 2003, the Company issued 500,000 shares of common stock to Corporate Builders, L.P. (“Corporate Builders”). These shares were issued pursuant to a Consulting Agreement (the “Consulting Agreement”), dated August 5, 2003 among the Company, MVI and Corporate Builders. The Consulting Agreement provided that Corporate Builders would receive these shares of common stock in partial consideration for Corporate Builder’s efforts as a business consultant. The shares were recorded at fair market value on the date of issuance and consulting expenses of $2,250,000 were recorded accordingly.

      On November 19, 2003, the Company issued 1,000 shares of Series A Preferred Stock and 100,000 common stock purchase warrants to purchase 100,000 shares of common stock at a price of $.25 per share until August 10, 2008 to Ronald V. Patterson pursuant to a Settlement Agreement between Mr. Patterson and the Company. This Settlement Agreement provides that the shares and warrants were issued by the Company for the forgiveness of a $100,000 note held by Mr. Patterson. The Company used the Black-Scholes model to value the warrants which resulted in the recognition of interest expense for $278,710.

      On November 19, 2003, the Company issued 1,000 shares of Series A Preferred Stock and 100,000 common stock purchase warrants to purchase 100,000 shares of common stock at a price of $.25 per share until August 10, 2008 to Joseph London pursuant to a Settlement Agreement between Mr. London and the Company. This Settlement Agreement provides that the shares and warrants were issued by the Company for the forgiveness of a $100,000 note held by Mr. London. The Company used the Black-Scholes model to value the warrants which resulted in the recognition of interest expense for $278,710.

      On November 25, 2003, the Company issued 250 shares of Series A Preferred Stock and 25,000 common stock purchase warrants to purchase 25,000 shares of common stock at a price of $.25 per share until

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

August 10, 2008 to Michael Slipyan pursuant to a Settlement Agreement between Mr. Slipyan and the Company. This Settlement Agreement provides that the shares and warrants were issued by the Company for the forgiveness of a $25,000 note held by Mr. Slipyan. The Company used the Black-Scholes model to value the warrants which resulted in the recognition of interest expense for $69,678.

Note 13 —	Issuance of Series A Preferred Stock

Private Placement

      At December 31, 2003, the Company had raised, as part of a private placement a net of $2,276,500 from the sale of the Company’s Series A Convertible Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”) and warrants to acquire up to 6,710,000 shares of Common Stock (the “Series A Preferred Warrants”). The Series A Preferred Stock has an initial stated value of $100 per share, which stated value increases at the rate of 8% per year (such stated value, as increased from time to time, is referred to as the “Series A Stated Value”). Each Series A Preferred Share is convertible, from and after 1 day following the date of issuance, at the option of the holder, into such number of shares of Common Stock as is determined by multiplying the Series A Stated Value by 100. Any Series A Preferred Stock issued and outstanding two years after the issue date are to automatically be converted into Common Stock at the conversion price then in effect.

      In determining the accounting for the beneficial conversion feature, the Company first allocated the net proceeds of $2,276,500 to the preferred stock and the warrants based on their relative fair values at the Issuance Date, resulting in the full amount being assigned to the preferred stock. The Company then allocated $1,567,500 of the Series A net proceeds to additional paid in capital for the beneficial conversion feature. The beneficial conversion feature will be recognized as a deemed dividend to the preferred shareholders over the two year period in which the preferred shareholders can realize that return. Approximately $191,146 of the beneficial conversion was amortized in 2003.

      The Company has the right, in its sole discretion, to redeem, from time to time, any or all of the Series A Preferred Stock; provided that certain conditions are met, including the availability of cash, credit or standby underwriting facilities available to fund the redemption at 100% of the original purchase price.

      The Series A Preferred Warrants expire five years from the date of issuance and have an exercise price of $0.25 per share, subject to adjustment under certain circumstances.

Note 14 — Related Parties

      Since commencement of operations, Matzuda Corporation, a Nevada corporation (“Matzuda”) loaned monies to JKP to finance productions pursuant to a promissory note (the “Note”). Matzuda is controlled by the Company’s chief executive officer and secretary, Robert A. Friedland. At December 31, 2003, the Company owed Matzuda $2,276,447. On November 13, 2003, the Company paid off $1,250,000 of the Note with the issuance of 12,500 shares of Series A Preferred Stock and 1,250,000 common stock purchase warrants with an exercise price of $.25 to the Robert A. Friedland Trust, a trust with our chief executive officer and secretary, Robert A. Friedland, as trustee.

Note 15 — Earnings (Loss) Per Share

      Weighted average shares outstanding used in the earnings per share calculation were 9,056,142 and 998,787 for the years ended December 31, 2003 and 2002, respectively.

JILL KELLY PRODUCTIONS HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16 —	Subsequent Events

      On February 25, 2004 the Company completed a private offering of 31,725 units to 33 persons at a price of $100 per unit or $5,245,000 in the aggregate. Each unit consists of 1 share of Series A Preferred Stock and 100 common stock purchase warrant to purchase 100 share of our common stock at a price of $.25 per share until August 10, 2008.

      On January 20, 2004, the Company issued 606,180 shares of our common stock to a consultant upon conversion of 150 shares of Series A Preferred Stock including accrued interest.

      On January 23, 2004, the Company issued 250 shares of Series A Preferred Stock and 25,000 common stock purchase warrants to purchase 25,000 shares of our common stock at a price of $.25 per share until August 10, 2008 to a Settlement Agreement. This Settlement Agreement provides that the shares and warrants were issued by the Company for the forgiveness of a $25,000 note.

      On March 26, 2004, pursuant to a Convertible Preferred Stock Purchase Agreement between the Company and the purchaser named therein (the “Purchaser”) dated as of March 26, 2004 (the “Purchase Agreement”), the Company issued to the Purchaser, in a private placement, 600,000 shares of Series B Preferred Stock. The offering resulted in gross proceeds to the Company, prior to the deduction of fees and commissions, of approximately $2,825,000.

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders’

Jill Kelly Productions, Inc.

      We have audited the accompanying consolidated balance sheet of Jill Kelly Productions, Inc. as of December 31, 2002 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of Jill Kelly Productions, Inc. as of December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

SHERB & CO., LLP
Certified Public Accountants

New York, New York

November 23, 2003